Exhibit (a)(1)(A)
Offer to Purchase
All Outstanding Shares of Common Stock
of
Pacira BioSciences, Inc.
at
$36.50 per share, net in cash,
by
Peach Purchaser Sub Inc.
a wholly owned subsidiary of
Viatris Inc.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,
EASTERN TIME, ON NOVEMBER 16, 2026 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON
NOVEMBER 16, 2026),
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
Peach Purchaser Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), at a purchase price of $36.50 per Share, to the seller thereof in cash, net of applicable withholding taxes and without interest (such amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated October 8, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Viatris, Purchaser and Pacira. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, on the terms and conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), without a vote on the adoption of the Merger Agreement by Pacira stockholders, Purchaser will be merged with and into Pacira (the “Merger”), with Pacira continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Viatris. Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, the Merger shall become effective upon the date and time of the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by Viatris, Purchaser and Pacira and specified in the certificate of merger (such date and time, the “Effective Time”).
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by Pacira or any of its subsidiaries (including in Pacira’s treasury), (ii) by Viatris, Purchaser or any other wholly owned direct or indirect subsidiary of Viatris, which Shares will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor, or (iii) by Pacira stockholders who are entitled to demand appraisal rights under, and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price, upon the terms and conditions set forth in the Merger Agreement. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Pacira will cease to be a publicly traded company and will become a wholly owned subsidiary of Viatris.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”), including: (i) that the number of Shares validly tendered (and not properly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL, by the “depository,” as defined in Section 251(h)(6)(c) of the DGCL), together with the Shares then owned by Purchaser and its affiliates, represents at least one Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of Pacira contained in the Merger Agreement at and as of the Offer Acceptance Time (as defined below), subject to varying materiality thresholds specified therein, including that (A) specified representations regarding capitalization must be true and correct in all respects except for any de minimis inaccuracies, (B) specified representations regarding corporate organization, organizational documents, authority, capitalization (other than the capitalization representations referred to in clause (A) above), merger approval and brokers must be true and correct in all material respects, (C) the representation regarding the absence of a Material Adverse Effect (as defined below) since December 31, 2025 through the date of the Merger Agreement must be true and correct in all respects and (D) all other representations and warranties must be true and correct, except where the failure to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (collectively, the “Representations Condition”); (iii) the compliance and performance of Pacira in all material respects with all of its covenants and agreements required to be complied with or performed by it at or prior to the Offer Acceptance Time under the Merger Agreement (the “Covenants Condition”); (iv) the absence, since the date of the Merger Agreement, of any Material Adverse Effect that is continuing as of the Offer Acceptance Time (the “MAE Condition”); (v) the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of any timing agreement with any governmental body applicable to the Offer or the Merger (or such timing agreement otherwise ceasing to restrict the consummation of the Offer and the Merger) (the “Regulatory Condition”); (vi) the receipt by Viatris and Purchaser of a certificate executed on behalf of Pacira by its chief executive officer or chief financial officer confirming that the Representations Condition, the Covenants Condition and the MAE Condition have been duly satisfied; (vii) there not being in effect any law (other than any antitrust law) or Order (as defined below) promulgated, entered, enforced, enacted, issued or deemed applicable by any court or other governmental body of competent jurisdiction (any such law or Order, a “Legal Restraint”) that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Non-Prohibition Condition”); (viii) there not being in effect any Legal Restraint imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Transaction Agreements”), and there not being pending any action, suit, charge, complaint, litigation or arbitration brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, any of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition; and (ix) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). The Minimum Condition, the Termination Condition and the Non-Prohibition Condition may not be amended, modified, changed or waived by Viatris or Purchaser without the prior written consent of Pacira. Consummation of the Offer is not subject to a financing condition. The conditions to the Offer are described in more detail in Section 15 — “Conditions to the Offer” in this Offer to Purchase.
The board of directors of Pacira (the “Pacira Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (together, the “Transactions”), are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
THE PACIRA BOARD HAS RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.
A summary of the principal terms and conditions of the Offer is provided herein under the heading “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.
NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.
October 30, 2026

IMPORTANT
If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Equiniti Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to one minute after 11:59 p.m., Eastern Time, on November 16, 2026 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser before the Expiration Date pursuant to the Offer.
THE LETTER OF TRANSMITTAL, THE CERTIFICATES FOR THE SHARES AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE BEFORE THE EXPIRATION DATE.
* * * * *
Questions and requests for assistance should be directed to the Information Agent (as defined below) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
500 Fifth Avenue, 21st Floor
New York, NY 10110

Stockholders may call:
(866) 239-1760 (toll-free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET
The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (this “Offer to Purchase”), the Letter of Transmittal (the “Letter of Transmittal”) and other related materials (the Offer to Purchase, the Letter of Transmittal and such other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Viatris Inc. (“Viatris”) and Peach Purchaser Sub Inc. (“Purchaser”) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Pacira BioSciences, Inc. (“Pacira”) contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Viatris and Purchaser by Pacira or has been taken from or is based upon publicly available documents or records of Pacira on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources as of the date hereof. Viatris and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought
Subject to certain conditions, including the satisfaction of the Minimum Condition (as defined below), all issued and outstanding shares of common stock, par value $0.001 per share, of Pacira (the “Shares”), other than Excluded Shares and Dissenting Shares (each as defined in the Agreement and Plan of Merger, dated October 8, 2026 (as it may be amended from time to time, the “Merger Agreement”)).

Price Offered Per Share	$36.50 per Share, to the seller thereof in cash, net of applicable withholding taxes and without interest (such amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration of Offer; Offer Closing
Expiration of the Offer will occur at the end of the day, one minute after 11:59 P.M., Eastern Time, on November 16, 2026, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement; acceptance and payment for Shares is expected to occur on November 17, 2026, unless the Offer is extended pursuant to the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.”

Offeror	Peach Purchaser Sub Inc., a Delaware corporation and a wholly owned subsidiary of Viatris Inc., a Delaware corporation.

Pacira Board Recommendation
The board of directors of Pacira (the “Pacira Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined below) (together, the “Transactions”), are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.

Who is offering to purchase my Shares?
Purchaser, which is a wholly owned subsidiary of Viatris, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Purchaser will be merged with and into Pacira and ancillary activities in connection with the Offer and the Merger. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Viatris and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Viatris.
How many Shares are you seeking to purchase in the Offer?
We are offering to purchase all of the issued and outstanding Shares of Pacira upon the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.
See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire the entire equity interest of Pacira. If the Offer is consummated, pursuant to the Merger Agreement, Viatris intends thereafter to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Pacira would cease to be a publicly traded company and would be a wholly owned subsidiary of Viatris. In addition, after completion of the Merger, we intend to cause the Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
See Section 12 — “Purpose of the Offer; Plans for Pacira.”
How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $36.50 per Share, to the seller thereof in cash, net of applicable withholding taxes and without interest. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
See the “Introduction”, Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”
Is there an agreement governing the Offer?
Yes. Viatris, Purchaser and Pacira have entered into an Agreement and Plan of Merger, dated October 8, 2026 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Pacira, with Pacira surviving such merger as a wholly owned subsidiary of Viatris (the “Merger”). If the Minimum Condition (as defined in Section 15 — “Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Pacira stockholders.
See Section 11 — “The Transaction Agreements” and Section 15 — “Conditions to the Offer.”
Will you have the financial resources to make payment?
Yes. Neither the consummation of the Offer nor the Merger is subject to any financing or funding condition. The total amount of funds estimated to be required by Viatris and Purchaser to consummate the Offer and purchase all issued and outstanding Shares in the Offer, to fund the Merger, to fund payments in respect of certain outstanding Pacira Options, Pacira RSUs, Pacira PSUs, Pacira LTIP Awards, and Pacira Restricted Cash Awards (each as defined below) and to make payments, if any, required at the Effective Time in connection with the Convertible Notes, the Capped Call Transactions and the Payoff Amounts (each as defined below) is approximately $554.0 million, excluding related fees and expenses. Viatris and Purchaser anticipate funding such cash requirements from Viatris’ available cash on hand and short-term borrowings.
See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all issued and outstanding Shares solely for cash;
•	the Offer and the Merger are not subject to any financing or funding condition;
•	Viatris has cash on hand and access to other financial resources sufficient to purchase all Shares tendered pursuant to the Offer; and
•
if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price), subject to limited exceptions for Shares held by Pacira stockholders who are entitled to demand and properly exercise and perfect their appraisal rights under Section 262 of the DGCL with respect to such Shares, Shares held by Viatris, Purchaser or any other direct or indirect wholly owned subsidiary of Viatris or Shares held by Pacira or any of its subsidiaries (including in Pacira’s treasury), and Viatris will have cash on hand and access to other financial resources sufficient to pay for all such Shares.

See Section 9 — “Source and Amount of Funds.”
Does Viatris or Purchaser already own Shares?
No, as of October 23, 2026, neither Viatris nor Purchaser own any Shares.
How long do I have to decide whether to tender my Shares in the Offer?
You will have until one minute after 11:59 p.m., Eastern Time, on November 16, 2026, unless we extend the Offer pursuant to the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated pursuant to, and in accordance with, the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.
The time of acceptance for payment of all Shares validly tendered (and not validly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time”, and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing.”
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” The date and time at which the Merger becomes effective is referred to as the “Effective Time”.
Can the Offer be extended and under what circumstances?
Yes, the Offer and the Expiration Date can be extended in accordance with the Merger Agreement. Subject to the parties’ respective rights to terminate the Merger Agreement in accordance with its terms, if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days (as defined below) per extension, to permit such Offer Condition to be satisfied. In certain circumstances, we are required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to our rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer from time to time for (i) any period to the minimum extent required by any law, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer, (ii) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and (iii) additional periods specified by Pacira of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Pacira requests that the Offer be extended to permit satisfaction of such Offer Condition(s), provided that, solely to the extent the Minimum Condition is the only Offer Condition (other than the Officer’s Certificate Condition (as defined below)) that is not satisfied or waived, Purchaser will not be required to extend the Offer pursuant to this clause (iii) on more than two (2) occasions. However, in no event will Purchaser be required to, and without Pacira’s consent, Purchaser will not be permitted to, extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and the first (1st) Business Day immediately following midnight, Eastern Time, on April 8, 2027 (subject to extension, as described below, the “End Date”). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. “Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by law to be closed.
See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date.
See Section 1 — “Terms of the Offer.”
What are the most significant conditions to the Offer?
The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (collectively, the “Offer Conditions”):
•
that the number of Shares validly tendered (and not properly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL, by the “depository,” as defined in Section 251(h)(6)(c) of the DGCL), together with the Shares then owned by Purchaser and its affiliates, represents at least one Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”);

•
the accuracy of the representations and warranties made by Pacira in the Merger Agreement at and as of the Offer Acceptance Time, subject to the materiality thresholds and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions to the Offer” (the “Representations Condition”);

•
the compliance and performance of Pacira in all material respects with all of its covenants and agreements required to be complied with or performed by it under the Merger Agreement at or prior to the Offer Acceptance Time (the “Covenants Condition”);

•
that, since October 8, 2026, there has not been any Material Adverse Effect (as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Transaction Agreements — The Merger Agreement — Representations and Warranties”) that is continuing as of the Offer Acceptance Time (the “MAE Condition”);

•
the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and any timing agreement with any governmental body applicable to the Offer or the Merger shall have expired or otherwise ceased to restrict the consummation of the Offer and the Merger (the “Regulatory Condition”);

•
that Viatris and Purchaser have received a certificate, executed by the chief executive officer or the chief financial officer of Pacira, to the effect that the Representations Condition, the Covenants Condition and the MAE Condition have been duly satisfied (the “Officer’s Certificate Condition”);

•
that there is no law (other than any antitrust law) or Order promulgated, entered, enforced, enacted, issued or deemed applicable by any court or other governmental body of competent jurisdiction (any such law or Order, a “Legal Restraint”) in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Non-Prohibition Condition”);

•
that there is no Legal Restraint in effect imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Transaction Agreements”), and that there is no pending action, suit, charge, complaint, litigation or arbitration brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, any of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition; and
•	that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).
The foregoing conditions are in addition to, and not a limitation of, the rights of Viatris and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to and in accordance with the Merger Agreement.
Purchaser expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, that are not inconsistent with the terms of the Merger Agreement. However, unless otherwise provided by the Merger Agreement, without the prior written consent of Pacira, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Offer or the Merger, (vi) amend, modify, change or waive the Minimum Condition, the Termination Condition or the Non-Prohibition Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than in accordance with the relevant provisions of the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
See Section 15 — “Conditions to the Offer.”
How do I tender my Shares?
In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:
•
If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•
If you are a record holder and you hold uncertificated Shares in book-entry form with Pacira’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•
If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.

•
If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as defined below). Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

•
If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?
Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time prior to one minute after 11:59 p.m., Eastern Time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after December 29, 2026, which is the 60th day after the date of commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.
See Section 4 — “Withdrawal Rights.”
Will there be a subsequent offering period?
No. Pursuant to Section 251(h) of the DGCL and the obligations of Viatris, Purchaser and Pacira pursuant to the Merger Agreement to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of Pacira’s stockholders, we expect the Merger to occur following the consummation of the Offer without a subsequent offering period. The Merger Agreement prohibits Purchaser from providing any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act without Pacira’s prior written consent.
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.
See Section 4 —“Withdrawal Rights.”
What does the Pacira board of directors think of the Offer?
The Pacira Board has unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Pacira.” A more complete description of the reasons for the Pacira Board’s recommendation and approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Pacira with the SEC (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that will be furnished to Pacira stockholders in connection with the Offer.
If the Offer is completed, will Pacira continue as a public company?
No. As soon as practicable following the consummation of the Offer, without a meeting of Pacira’s stockholders, we expect to complete the Merger pursuant to applicable provisions of the DGCL and take steps to ensure that the shares of Pacira will cease to be publicly traded. Following the Merger, we will cause the Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.
See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?
If we consummate the Offer, and accordingly we acquire a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable pursuant to applicable sections of the DGCL without a vote on the adoption of the Merger Agreement by Pacira stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor, without Pacira’s prior written consent, are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.
Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Pacira stockholders who have not tendered their Shares in the Offer, subject to certain exceptions, (i) will not be required to vote on the adoption of the Merger Agreement, (ii) will be entitled to demand appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, upon consummation of the Merger, if they do not validly exercise and perfect appraisal rights under the DGCL (or if they effectively withdraw or lose such rights), have their Shares converted into the right to receive the same consideration, without interest and subject to any applicable withholding taxes, as was payable in the Offer (the “Merger Consideration”).
See Section 11 — “The Transaction Agreements”, Section 12 — “Purpose of the Offer; Plans for Pacira — Merger Without a Vote of the Pacira Stockholders” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”
If I decide not to tender, how will the Offer affect my Shares?
If the Offer is consummated and certain other conditions are met, the Merger will be consummated as soon as practicable following the consummation of the Offer in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Pacira, and all of the Shares outstanding prior to the Effective Time will at the Effective Time be converted into the right to receive the same consideration, without interest and subject to any applicable withholding taxes, as was payable in the Offer, except for Shares held (i) by Pacira or any of its subsidiaries (including in Pacira’s treasury), (ii) by Viatris, Purchaser or any other wholly owned direct or indirect subsidiary of Viatris, which Shares will be canceled and will cease to exist, or (iii) by Pacira stockholders who are entitled to demand appraisal rights under, and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in, Section 262 of the DGCL). Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that no appraisal rights will be available to you if you tender your Shares.
See the “Introduction” and Section 13—“Certain Effects of the Offer.”
What is the market value of my Shares as of a recent date?
On October 7, 2026, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price on the Nasdaq Global Select Market was $25.20 per Share. On October 29, 2026, the last full trading day before the commencement of the Offer, the reported closing sale price on the Nasdaq Global Select Market was $36.39 per Share.
See Section 6 — “Price Range of Shares; Dividends.”
Will I be paid a dividend on my Shares during the pendency of the Offer?
No. The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, without the prior written consent of Viatris, Pacira will not establish a record date for, declare, accrue, set aside or pay any dividends or make any other distribution in respect of any shares of its capital stock (including the Shares).
See Section 6 — “Price Range of Shares; Dividends.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Pacira stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals” and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
What will happen to my stock options in the Offer?
Options to purchase Shares (“Pacira Options”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Pacira Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Pacira Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Offer Price minus (y) the exercise price per Share of such Pacira Option, provided that each Pacira Option that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled at the Effective Time without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time.
See Section 11 — “The Transaction Agreements — The Merger Agreement — Treatment of Equity Awards, LTIP Awards and Restricted Cash Awards.”
What will happen to my restricted stock units in the Offer?
Restricted stock unit awards in respect of Shares (“Pacira RSUs”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Pacira RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such Pacira RSU, multiplied by (ii) the Offer Price.
See Section 11 — “The Transaction Agreements — The Merger Agreement — Treatment of Equity Awards, LTIP Awards and Restricted Cash Awards.”
What will happen to my performance share units in the Offer?
Performance share unit awards in respect of Shares (“Pacira PSUs”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Pacira PSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such Pacira PSU (determined in accordance with the applicable Pacira PSU award agreement), multiplied by (ii) the Offer Price.
See Section 11 — “The Transaction Agreements — The Merger Agreement — Treatment of Equity Awards, LTIP Awards and Restricted Cash Awards.”
If I am a participant in the employee stock purchase plan, how do I participate in the Offer?
If you are a participant in the Pacira 2014 Employee Stock Purchase Plan (the “Pacira ESPP”), you may tender Shares that you have purchased through the Pacira ESPP. If you have purchased Shares through the Pacira ESPP and hold such Shares, you may instruct the administrator of the Pacira ESPP to tender your Shares by the deadline provided in the Offer.
In addition, the Merger Agreement provides that if the closing of the Merger will occur prior to the end of any offering period in existence under the Pacira ESPP as of the Closing Date (as defined in the Merger Agreement), Pacira will take all reasonable actions required to cause a new purchase date to be set under the Pacira ESPP, which date shall not be fewer than two (2) Business Days prior to the Closing Date, for the automatic purchase of Shares on such date. Each Share automatically purchased on the new purchase date contemplated in the Merger Agreement will be converted into the right to receive the Offer Price, subject to applicable tax withholdings. The Pacira ESPP will be terminated upon closing of the Merger.
Pursuant to the Merger Agreement, the amount of your accumulated contributions under the Pacira ESPP as of immediately prior to the Effective Time, to the extent not used to purchase Shares in accordance with the terms and conditions of the Pacira ESPP, will be refunded to you in cash, subject to any applicable withholding taxes.
What will happen to my Convertible Notes in the Offer?
Pacira’s outstanding 2.125% Convertible Senior Notes due 2029 (the “Convertible Notes”) are not sought in the Offer. However, consummation of the Offer and the Merger may each constitute a “Fundamental Change” or a

“Make-Whole Fundamental Change” (each as defined in the indenture governing the Convertible Notes (the “Indenture”)) under the Indenture, which may give noteholders the right to require Pacira to repurchase such Convertible Notes for cash at a price equal to 100% of the principal amount thereof plus any accrued and unpaid interest, or the right to convert such Convertible Notes at an increased conversion rate, in each case, in accordance with the terms of the Indenture. As of October 7, 2026, there was $287,500,000 in aggregate principal amount of Convertible Notes outstanding.
Pursuant to the Merger Agreement, Pacira has agreed, within the time periods required by the Indenture, to take all actions required by, or reasonably requested by Viatris pursuant to, the Indenture and applicable law to be performed by Pacira at or prior to the Effective Time as a result of the Merger Agreement or the consummation of the transactions contemplated thereby, which may include (i) any actions with respect to repurchases or conversions of the Convertible Notes occurring as a result of or in connection with the transactions contemplated by the Merger Agreement constituting a Fundamental Change or a Make-Whole Fundamental Change and (ii) the giving of any notices that may be required or reasonably requested by Viatris and delivery of any required documents or instruments, including any supplemental indenture, officer’s certificates and legal opinions contemplated by the Indenture, to the trustee and noteholders.
In addition, Pacira has agreed to use reasonable best efforts to cooperate with Viatris in seeking to enter into arrangements with the counterparties to the capped call transactions entered into in connection with the issuance of the Convertible Notes (the “Capped Call Transactions”) to cause the Capped Call Transactions to be exercised, settled, canceled or otherwise terminated as of the Effective Time. Pacira has also agreed not to amend, modify or otherwise change the terms of the documentation governing the Capped Call Transactions, or exercise any right or enter into any agreement to terminate or trigger an early settlement of any of the Capped Call Transactions, in each case without Viatris’ prior written consent. See Section 11 — “The Transaction Agreements — The Merger Agreement — Convertible Notes” and Section 11 — “The Transaction Agreements — The Merger Agreement — Capped Call Transactions” for more detail.
What are the material U.S. federal income tax consequences of tendering Shares?
Generally, the exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined below). We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.
Who should I call if I have questions about the Offer?
Innisfree M&A Incorporated is acting as the Information Agent for the Offer. Stockholders may call the Information Agent at (866) 239-1760 (toll-free from the U.S. and Canada) or at +1 (412) 232-3651 (from other countries). Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
To the Holders of Shares of Common Stock of Pacira BioSciences, Inc.:
Peach Purchaser Sub Inc., a Delaware corporation and a wholly owned subsidiary of Viatris Inc., a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Pacira BioSciences, Inc., a Delaware corporation, at a purchase price of $36.50 per Share, to the seller thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.
We are making this Offer pursuant to an Agreement and Plan of Merger, dated October 8, 2026, by and among Viatris, Purchaser and Pacira. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, on the terms and conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will be merged with and into Pacira, with Pacira continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Viatris.
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by Pacira or any of its subsidiaries (including in Pacira’s treasury), (ii) by Viatris, Purchaser or any other wholly owned direct or indirect subsidiary of Viatris, which Shares will be canceled and will cease to exist and no consideration will be delivered in exchange therefor, or (iii) by Pacira stockholders who are entitled to demand appraisal rights under, and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in, Section 262 of the DGCL) will be converted into the right to receive the Offer Price, upon the terms and conditions set forth in the Merger Agreement. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Pacira will cease to be a publicly traded company and will become a wholly owned subsidiary of Viatris. The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements”, which also contains a discussion of the treatment of Pacira Options, Pacira PSUs, Pacira RSUs, Pacira LTIP Awards (as defined below) and Pacira Restricted Cash Awards (as defined below) in the Merger.
Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”), including: (i) that the number of Shares validly tendered (and not properly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL, by the “depository,” as defined in Section 251(h)(6)(c) of the DGCL), together with the Shares then owned by Purchaser and its affiliates, represents at least one Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of Pacira contained in the Merger Agreement at and as of the Offer Acceptance Time (as defined below), subject to varying materiality thresholds specified therein, including that (A) specified representations regarding capitalization must be true and correct in all respects except for any de minimis inaccuracies, (B) specified representations regarding corporate organization, organizational documents, authority, capitalization (other than the capitalization representations referred to in clause (A) above), merger approval and brokers must be true and correct in all material respects, (C) the representation regarding the absence of a Material Adverse Effect (as defined below) since December 31, 2025 through the date of the Merger Agreement must be true and correct in all respects and (D) all other representations and warranties must be true and correct, except where the failure to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (collectively, the “Representations Condition”); (iii) the compliance and performance of Pacira in all material respects with all of its covenants and agreements required to be complied with or performed by it at or prior to the Offer Acceptance Time under the Merger Agreement (the “Covenants Condition”); (iv) the absence, since the date of the Merger Agreement, of any Material Adverse Effect that is continuing as of the Offer Acceptance Time (the “MAE Condition”); (v) the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of any timing agreement with any governmental body applicable to the Offer or the Merger (or such timing agreement otherwise ceasing to restrict the consummation of the Offer and the Merger) (the “Regulatory Condition”); (vi) the receipt by Viatris and Purchaser of a certificate executed on behalf of Pacira by its chief executive officer or chief financial officer confirming that the Representations Condition, the Covenants Condition and the MAE Condition have been duly satisfied; (vii) there not being in effect any law (other than any antitrust law) or Order promulgated, entered, enforced, enacted, issued or deemed applicable by any court or other governmental body of competent jurisdiction (any such law or Order, a “Legal Restraint”) that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Non-Prohibition Condition”); (viii) there not being in effect any Legal Restraint imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Transaction Agreements”), and there not being pending any action, suit, charge, complaint, litigation or arbitration brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, any of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition (the “Legal Restraint Condition”); and (ix) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). The Minimum Condition, the Termination Condition and the Non-Prohibition Condition may not be amended, modified, changed or waived by Viatris or Purchaser without the prior written consent of Pacira. Consummation of the Offer is not subject to a financing condition. The conditions to the Offer are described in more detail in Section 15 — “Conditions to the Offer” in this Offer to Purchase.
The Pacira Board unanimously recommends that Pacira stockholders tender their Shares pursuant to the Offer. The Pacira Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (together, the “Transactions”), are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
A more complete description of the Pacira Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 of Pacira that will be furnished to Pacira stockholders in connection with the Offer. Pacira stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”
Pacira has advised Viatris that, as of the close of business on October 23, 2026, 39,957,678 Shares were issued and outstanding.
Pursuant to the Merger Agreement, the directors of the Surviving Corporation at the Effective Time will be the respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time and the officers of the Surviving Corporation at the Effective Time will be the respective individuals who served as the officers of Purchaser as of immediately prior to the Effective Time.
If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by Pacira stockholders.
Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material U.S. Federal Income Tax Consequences.”
Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Pacira stockholders will be entitled to demand appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER
1.	Terms of the Offer.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly after the Expiration Date pay for all Shares validly tendered prior to one minute after 11:59 p.m., Eastern Time, on the Expiration Date and not validly withdrawn as described under Section 4 — “Withdrawal Rights.”
Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the Offer Conditions shall occur as promptly as practicable after the expiration of the Offer on November 16, 2026, unless we extend the Offer pursuant to the terms of the Merger Agreement. We refer to such time of acceptance as the “Offer Acceptance Time”, and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the MAE Condition and the other conditions described in Section 15 — “Conditions to the Offer.”
We have agreed in the Merger Agreement that, subject to the parties’ respective rights to terminate the Merger Agreement in accordance with its terms, if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied. In certain circumstances, we are required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to our rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer from time to time for (i) any period to the minimum extent required by any law, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer, (ii) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated and (iii) additional periods specified by Pacira of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Pacira requests that the Offer be extended to permit satisfaction of such Offer Condition(s), provided that, solely to the extent the Minimum Condition is the only Offer Condition (other than the Officer’s Certificate Condition) that is not satisfied or waived, Purchaser will not be required to extend the Offer pursuant to this clause (iii) on more than two (2) occasions. However, in no event will Purchaser be required to, and without Pacira’s consent, Purchaser will not be permitted to, extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and the first (1st) Business Day immediately following the End Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.
Purchaser expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, that are not inconsistent with the terms of the Merger Agreement. However, unless otherwise provided by the Merger Agreement, without the prior written consent of Pacira, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Offer or the Merger, (vi) amend, modify, change or waive the Minimum Condition, the Termination Condition or the Non-Prohibition Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than in accordance with the relevant provisions of the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 —“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, upon the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will (and Viatris will cause Purchaser to) pay for all Shares validly tendered (and not validly withdrawn) in the Offer as promptly as practicable after the Offer Acceptance Time.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) Business Days from the date the material change is first published, sent or given to Pacira stockholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum five (5) Business Day period generally is required to allow for adequate dissemination to Pacira stockholders and investor response.
If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all Pacira stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.
There will not be a subsequent offering period for the Offer.
We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied or waived. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Transaction Agreements — The Merger Agreement — Termination.”
As soon as practicable following the Offer Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Pacira stockholders.
Pacira has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Pacira as of October 29, 2026, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares.
Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Viatris or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Viatris will cause Purchaser to, at the Offer Acceptance Time, accept for payment, and as promptly as practicable following the Offer Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer.”
In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer

Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s irrevocable acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, retain tendered Shares on Purchaser’s behalf, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.
If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.
3.	Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:
•
If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•
If you are a record holder and you hold uncertificated Shares in book-entry form with Pacira’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•
If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

•
If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent (as defined below) for assistance.

•
If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:
•
the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•
Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Guaranteed Delivery. Shares may also be tendered if all the following conditions are satisfied:
•	such tender is made by or through an Eligible Institution;
•
a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•
the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within one trading day after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated and held in book-entry form with Pacira’s transfer agent, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.
The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.
Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates, if any, evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.
Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.
The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Viatris, Purchaser, Pacira, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorney-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:
•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;
•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and
•	the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights.
Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Pacira’s stockholders.
4.	Withdrawal Rights.
Except as otherwise described in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 29, 2026, which is the 60th day after the date of commencement of the Offer, pursuant to Section 14(d)(5) of the Exchange Act.
For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.
Withdrawals of tenders of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. None of Viatris, Purchaser, Pacira, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
5.	Material U.S. Federal Income Tax Consequences.
The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Pacira whose Shares are tendered and accepted for payment of the Offer Price pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price (or cash as a result of exercising appraisal rights). This summary applies only to stockholders of Pacira who hold their shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) certain former U.S. citizens or long-term residents who are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation; and (xiv) persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement.
This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.
For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their own tax advisors.
The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws and possible changes in such laws.
Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who makes such an exchange will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Gain or loss generally will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period in the Shares exchanged is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently subject to tax at a reduced rate. In addition, certain non-corporate U.S. Holders may be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their gain from the exchange of Shares pursuant to the Offer or the Merger. The deductibility of capital losses is subject to limitations under the Code. Any interest awarded by a court to a U.S. Holder that exercises appraisal rights generally will be taxable to such U.S. Holder as ordinary income.

Consequences of the Offer and the Merger to Non-U.S. Holders. Subject to the discussions below under subsections “— Information Reporting and Backup Withholding” and “—FATCA,” payments you receive as a Non-U.S. Holder with respect to Shares that you tender pursuant to the Offer or exchange in the Merger (or as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:
•
your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•
you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Information Reporting and Backup Withholding. Payments made in exchange for Shares pursuant to the Offer or the Merger generally will be subject to information reporting. All payments to which you would be entitled pursuant to the Offer or the Merger (or as a result of exercising appraisal rights) will be subject to backup withholding, currently at a rate of 24%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient or (ii) provide your taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit the applicable IRS Form W-8 attesting to your exempt foreign status in order to qualify as an exempt recipient.
If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.
FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (the provisions commonly known as “FATCA”), if a Non-U.S. Holder exchanges Shares pursuant to the Offer or the Merger, the gross proceeds payable to such Non-U.S. Holder from such sale generally would be subject to withholding at a rate of 30% unless such Non-U.S. Holder complies with the documentation, registration, due diligence and reporting requirements of FATCA. However, proposed U.S. Treasury Regulations have eliminated the application of FATCA withholding to payments of gross proceeds from the disposition of a stock interest in a domestic corporation (such as the Shares). Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules.
6.	Price Range of Shares; Dividends.
The Shares trade on the Nasdaq Global Select Market under the symbol “PCRX”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the Nasdaq Global Select Market based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2024
Third Quarter	$29.33	$11.16
Fourth Quarter	$20.42	$14.72
Fiscal Year Ended December 31, 2025
First Quarter	$27.59	$18.17
Second Quarter	$27.64	$21.79
Third Quarter	$27.64	$20.85
Fourth Quarter	$27.16	$19.84

	High	Low
Fiscal Year Ending December 31, 2026
First Quarter	$26.81	$18.80
Second Quarter	$27.13	$21.92
Third Quarter	$27.66	$22.79
Fourth Quarter (through October 29, 2026)	$36.67	$24.66

On October 7, 2026, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the Nasdaq Global Select Market was $25.20 per Share. On October 29, 2026, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on the Nasdaq Global Select Market was $36.39. Stockholders are urged to obtain a current market quotation for the Shares before deciding whether to tender your Shares.
According to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC, Pacira has never declared or paid any dividends on the Shares and it intended to retain any future earnings to finance the future development and expansion of its business, and did not expect to pay dividends on the Shares in the foreseeable future. Under the Merger Agreement, Pacira is not permitted to establish a record date for, declare, accrue, set aside or pay any dividends or make any other distribution with respect to the Shares without the prior written consent of Viatris (which consent will not be unreasonably withheld, conditioned or delayed) or except as required by applicable law.
7.	Certain Information Concerning Pacira.
Pacira was incorporated in Delaware under the name Blue Acquisition Corp. in December 2006 and changed its name to Pacira, Inc. in June 2007. In October 2010, Pacira changed its name to Pacira Pharmaceuticals, Inc. and in April 2019, Pacira changed its name to Pacira BioSciences, Inc. Pacira’s principal executive offices and corporate headquarters are located at 2000 Sierra Point Parkway, Suite 900, Brisbane, CA 94005. Pacira’s telephone number is (650) 242-8052. Pacira’s common stock is listed on the Nasdaq Global Select Market under the symbol “PCRX”. The following description of Pacira and its business has been derived from Pacira’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, and is qualified in its entirety by reference to such reports.
Pacira’s mission is to deliver innovative, non-opioid pain therapies to transform the lives of patients. Pacira is focused in two therapeutic areas as defined by the indications within its approved commercial portfolio and the indications it is pursuing within its clinical development pipeline. One area is postsurgical pain control and the second is early intervention osteoarthritis (“OA”) pain management. EXPAREL is Pacira’s long-acting, non-opioid analgesic for postsurgical pain control. EXPAREL utilizes Pacira’s unique proprietary multivesicular liposome drug delivery technology that encapsulates drugs without altering their molecular structure and releases them over a desired period of time. In the U.S., EXPAREL is the only product indicated for local analgesia via infiltration in patients aged six years and older and regional analgesia via interscalene brachial plexus nerve block, sciatic nerve block in the popliteal fossa and adductor canal block in adults. In Europe, EXPAREL is approved as a brachial plexus block or femoral nerve block for treatment of post-operative pain in adults, and as a field block for treatment of somatic post-operative pain from small- to medium-sized surgical wounds in adults and children aged six years and older. Pacira drop-ships EXPAREL directly to end-users based on orders placed to wholesalers or directly to Pacira. ZILRETTA is Pacira’s extended-release corticosteroid approved to manage OA knee pain. With a single injection, ZILRETTA can significantly reduce knee pain for three months of relief. ZILRETTA is a potential alternative to hyaluronic acid platelet rich plasma injections or other early intervention treatments. EXPAREL and ZILRETTA are highly complementary products as long-acting, non-opioid therapies that alleviate pain. Pacira is also advancing two Phase 2 clinical programs—PCRX-201 (enekinragene inzadenovec), a novel, locally administered gene therapy for the treatment of OA of the knee, and PCRX-2002, a complementary, long-acting formulation of the non-opioid analgesic ropivacaine for postsurgical pain control. PCRX-201 is the lead program from Pacira’s proprietary high-capacity adenovirus vector platform, which enables local administration of genetic medicines and has the potential to unlock gene therapy for large prevalent diseases affecting millions of people.
In July 2026, Pacira completed the divestiture of iovera°, a handheld cryoanalgesia device that delivers immediate, long-acting, drug-free pain control using precise, controlled doses of cold temperature to a targeted nerve, to Zimmer, Inc., a subsidiary of Zimmer Biomet Holdings, Inc.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Pacira is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Pacira’s directors and officers, their remuneration, stock options, restricted stock units and performance share units granted to them, the principal holders of Pacira’s securities, any material interests of such persons in transactions with Pacira and other matters is required to be disclosed in proxy statements, the most recent one having been originally filed with the SEC on April 28, 2026. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.
8.	Certain Information Concerning Viatris and Purchaser.
Viatris is a Delaware corporation and direct parent of Purchaser. Viatris’ principal executive offices are located at 1000 Mylan Boulevard, Canonsburg, PA 15317. The telephone number of Viatris is (724) 514-1800. Viatris is a global healthcare company formed in November 2020 whose mission is to empower people worldwide to live healthier at every stage of life. Viatris has a global footprint, an extensive portfolio of medicines that is well-diversified across therapeutic areas, a one-of-a-kind global supply chain designed to reach more people when and where they need them and the scientific expertise to address some of the world’s most enduring health challenges.
Purchaser is a Delaware corporation formed on October 2, 2026, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Pacira will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Viatris. The principal executive offices for Purchaser are located at 1000 Mylan Boulevard, Canonsburg, PA 15317. The telephone number of Purchaser is (724) 514-1800.
The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Viatris and Purchaser are listed in Schedule I to this Offer to Purchase.
During the last five (5) years, neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Viatris or Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Viatris or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Pacira (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).
Except as set forth in this Offer to Purchase, neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Pacira or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Viatris or Purchaser or any of their subsidiaries, or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Pacira or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Viatris and Purchaser with the SEC, are available at the SEC’s website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.
9.	Source and Amount of Funds.
Each of Viatris’ and Purchaser’s obligation to commence the Offer and close the Merger is not conditioned on its ability to obtain financing. Viatris has represented to Pacira that it currently has, and will have at the Offer Acceptance Time and the Effective Time, cash or other financial resources sufficient to enable Viatris and Purchaser to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the payment of all related fees and expenses incurred in connection therewith, and to discharge all of Viatris’ and Purchaser’s other liabilities as they become due. Viatris estimates that the total amount of funds required by Viatris and Purchaser to fund payments in respect of certain outstanding Pacira Options, Pacira RSUs, Pacira PSUs, Pacira LTIP Awards, and Pacira Restricted Cash Awards (each as defined below) and to make payments, if any, required at the Effective Time in connection with the Convertible Notes, the Capped Call Transactions and the Payoff Amounts is approximately $554.0 million, excluding related fees and expenses. Viatris and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses with cash on hand and short-term borrowings.
10.	Background of the Offer; Past Contacts or Negotiations with Pacira.
The following is a description of material contacts between representatives of Viatris and/or Purchaser and representatives of Pacira that resulted in the execution of the Merger Agreement. For a review of Pacira’s additional activities, please refer to Pacira’s Schedule 14D-9 that will be filed with the SEC and mailed to Pacira’s stockholders.
From time to time in the ordinary course of business, Viatris management and the board of directors of Viatris (the “Viatris Board”) evaluate various business opportunities in an effort to enhance stockholder value and to complement and enhance its existing businesses. As part of this process, Viatris management and the Viatris Board consider a number of potential strategic transactions, including potential acquisitions.
In June 2025, following an initial outreach by representatives of Pacira’s business development team, representatives of Pacira met with representatives of Viatris at the BIO International Convention in Boston, Massachusetts regarding a potential opportunity to commercialize EXPAREL and/or ZILRETTA in markets outside the United States (the “ex-U.S. Opportunity”).
In August 2025, Pacira instructed its third-party representative to solicit interest for the ex-U.S. Opportunity from a list of potential partners, including Viatris. Following initial contact by Pacira’s third-party representative and discussion of non-confidential information regarding the ex-U.S. Opportunity, Viatris and Pacira executed Pacira’s customary mutual confidentiality agreement on August 27, 2025, which did not include a standstill provision.
On September 11, 2025, members of Pacira’s senior management team gave a presentation to representatives of Viatris regarding the ex-U.S. Opportunity. Subsequent to the presentation, Pacira provided Viatris with access to Pacira’s virtual data room, which contained information about EXPAREL, ZILRETTA and the ex-U.S. Opportunity.
Between October 2025 and March 2026, representatives of each of Pacira and Viatris met on several occasions regarding the potential to work together on a potential co-promotion of EXPAREL and Viatris’ fast-acting formulation of meloxicam in the United States, including at the J.P. Morgan Healthcare Conference in San Francisco, California, on January 12, 2026, and a videoconference on March 30, 2026, at which Viatris shared the potential of its fast-acting formulation of meloxicam and Pacira shared its commercial capabilities relevant to promoting Viatris’ fast-acting formulation of meloxicam in the United States. In addition, on March 27, 2026, Scott Smith, Viatris’ Chief Executive Officer and member of the Viatris Board, emailed Frank D. Lee, Pacira’s Chief Executive Officer and member of the Pacira Board, to open a direct line of communication regarding the potential of a partnership on Viatris’ fast-acting formulation of meloxicam.

On July 16, 2026, Mr. Smith contacted Mr. Lee to schedule a meeting for July 20, 2026.
On July 20, 2026, Mr. Lee and Mr. Smith met via videoconference, during which Mr. Smith informed Mr. Lee that Viatris intended to submit a proposal to acquire 100% of Pacira’s outstanding equity. Subsequent to the meeting, a representative of Viatris submitted by email to Mr. Lee a non-binding written proposal, dated July 17, 2026, to acquire 100% of Pacira’s outstanding equity for $31.00 per Share, in cash (with no financing condition), subject to the completion of due diligence, the negotiation and execution of definitive agreements and approval of the Viatris Board (the “July 17 Viatris Proposal”). The email also included Viatris’ initial list of diligence priorities and requested various diligence calls.
On August 4, 2026, Mr. Lee contacted Mr. Smith to schedule a management presentation.
Between August 5, 2026 and August 8, 2026, representatives of Ashurst Perkins Coie (“Ashurst Perkins Coie”), Pacira’s outside legal counsel, and Cravath, Swaine & Moore LLP (“Cravath”), Viatris’ outside legal counsel, negotiated the terms of a one-way confidentiality agreement, which was subsequently effective as of August 10, 2026. The confidentiality agreement included a standstill provision that automatically terminates upon Pacira’s entry into a definitive agreement for certain acquisition transactions or a third party’s commencement of a tender or exchange offer for 50% or more of Pacira’s outstanding voting securities, as well as an employee non-solicitation covenant, as further described in Section 11 — “The Transaction Agreements — The Confidentiality Agreement.”
On August 11, 2026, members of Pacira’s senior management team, including, among others, Mr. Lee and Shawn M. Cross, Pacira’s Chief Financial Officer, gave an in-person presentation in New York City to members of Viatris’ senior management team on Pacira’s commercial business and infrastructure, research and development pipeline, manufacturing capabilities and intellectual property portfolio.
On August 17, 2026, representatives of Viatris submitted to Mr. Lee a revised non-binding written proposal to acquire 100% of Pacira’s outstanding equity for $34.25 per Share, in cash (with no financing condition), subject to the completion of due diligence, the negotiation and execution of definitive agreements and approval of the Viatris Board (the “August 17 Viatris Proposal”).
On August 19, 2026, Mr. Lee contacted Mr. Smith to discuss the August 17 Viatris Proposal, specifically to explore an increase in the per Share offer price and a potential for a contingent value right based on Pacira’s pipeline assets.
On August 20, 2026, Mr. Lee called Mr. Smith to coordinate a call for additional discussion on pipeline and manufacturing between the respective senior management teams, which was subsequently held on August 24, 2026.
On August 26, 2026, Viatris submitted a revised non-binding written proposal to acquire 100% of Pacira’s outstanding equity for $35.25 per Share, in cash (with no financing condition), plus one contingent value right per Share, which would represent the right to receive a contingent payment of $2.00 per Share upon the receipt of approval, on or prior to December 31, 2032, from the United States Food and Drug Administration (the “FDA”) of PCRX-201 (enekinragene inzadenovec), a novel, locally administered gene therapy for moderate to severe osteoarthritis of the knee, subject to the completion of due diligence, the negotiation and execution of definitive agreements and approval of the Viatris Board (the “August 26 Viatris Proposal”).
On August 28, 2026, Mr. Lee called Mr. Smith to discuss the August 26 Viatris Proposal, including with respect to Viatris’ ability to increase the per Share cash offer price. During this discussion, Mr. Smith communicated that Viatris would consider potentially increasing the cash component of its offer to $36.25 per Share depending on the outcome of Viatris’ due diligence.
Also, on August 28, 2026, representatives of Viatris sent a due diligence request list to representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”), Pacira’s financial advisor.
On August 31, 2026, Viatris entered into an engagement letter with Morgan Stanley & Co. LLC (“Morgan Stanley”), pursuant to which Viatris engaged Morgan Stanley to act as its financial advisor in connection with a potential transaction involving Pacira.

Later, on August 31, 2026, Viatris and its advisors were granted access to Pacira’s virtual data room. From August 31, 2026 until the execution of the Merger Agreement on October 8, 2026, Viatris and its advisors conducted due diligence investigations, which included multiple diligence meetings with members of Pacira’s senior management to discuss legal, intellectual property, finance, manufacturing, commercial and research and development matters, among other topics.
On September 1, 2026, representatives of Ashurst Perkins Coie uploaded a draft Merger Agreement to the virtual data room.
On September 2, 2026, representatives of Ashurst Perkins Coie emailed representatives of Cravath the draft Merger Agreement and representatives of Cravath emailed representatives of Ashurst Perkins Coie a draft clean team agreement to protect information relating to due diligence matters involving Pacira’s commercial team. The clean team agreement was subsequently negotiated and then executed on September 4, 2026.
On September 11, 2026, representatives of Cravath emailed representatives of Ashurst Perkins Coie a draft contingent value right agreement and representatives of Ashurst Perkins Coie emailed representatives of Cravath a draft of Pacira’s confidential disclosure schedules.
On September 14, 2026, representatives of Cravath emailed representatives of Ashurst Perkins Coie comments on the draft Merger Agreement and representatives of Ashurst Perkins Coie emailed representatives of Cravath supplemental additions to the draft of Pacira’s confidential disclosure schedules. That same day, representatives of Viatris were granted access to the clean team data room.
On September 20, 2026, representatives of Ashurst Perkins Coie emailed representatives of Cravath comments on the draft Merger Agreement. From September 20, 2026 until the execution of the Merger Agreement on October 8, 2026, representatives of Ashurst Perkins Coie and Pacira’s senior management continued to negotiate the terms of the draft Merger Agreement with representatives of Cravath and Viatris’ management. Such negotiations included a potential contingent value right per Share as well as the milestones and required efforts related thereto, treatment of unvested stock options and employee cash and equity incentive compensation, Pacira’s confidential disclosure schedules, provisions relating to unsolicited acquisition proposals, the amount of the potential termination fee and antitrust matters.
On September 23, 2026, Mr. Smith and Mr. Lee met to discuss the potential transaction and the status of Viatris’ due diligence.
On September 30, 2026, representatives of Morgan Stanley informed representatives of Goldman Sachs that, based on perceived risk relating to a third-party manufacturing site for EXPAREL and ZILRETTA, Viatris was not prepared to increase its cash offer to $36.25 per Share and was instead prepared to propose $35.75 per Share, plus a contingent value right of $2.00 per Share on the terms previously proposed. In the following days, Pacira provided Viatris with additional information relating to its manufacturing.
On October 1, 2026, representatives of Ashurst Perkins Coie emailed representatives of Cravath comments on the draft contingent value right agreement.
On October 4, 2026, Messrs. Lee and Smith met in person in Los Angeles, California. After discussion, Mr. Smith communicated that Viatris was willing to increase its cash offer per Share to $36.25 if the potential contingent value right per Share was eliminated.
On October 5, 2026, Mr. Lee, based on direction from the Pacira Board, instructed representatives of Goldman Sachs to communicate the counteroffer of $36.50 in cash per Share to Morgan Stanley. Subsequently, Morgan Stanley notified representatives of Goldman Sachs that Viatris would increase its offer per Share to $36.50, all payable in cash at closing with no contingent value right.
On October 7, 2026, the Viatris Board held a meeting at which members of Viatris’ management and representatives of Morgan Stanley and Cravath reviewed the proposed transaction, including the results of Viatris’ due diligence review, the financial terms of the proposed transaction and the material terms of the Merger Agreement. Representatives of Cravath also reviewed the Viatris Board’s fiduciary duties in connection with the proposed transaction. Following discussion, the Viatris Board approved the Merger Agreement and the transactions contemplated thereby.

On October 8, 2026, Pacira, Viatris and Purchaser executed the Merger Agreement. Later that day, Pacira and Viatris issued a joint press release announcing the transaction.
11.	The Transaction Agreements.
The Merger Agreement
The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Viatris and Purchaser.” Pacira stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Viatris, Purchaser or Pacira. In particular, the representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by the confidential disclosure schedule made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.
The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before October 30, 2026. Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the prior satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent permitted by applicable law) of the other Offer Conditions that are described in Section 15 — “Conditions to the Offer.” The Merger Agreement provides that Purchaser will, and Viatris will cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer is expected to occur as promptly as practicable after the expiration of the Offer on November 16, 2026, unless one or more Offer Conditions is not satisfied as of such date, in which case we may, and in certain circumstances will be required to, extend the Offer pursuant to the terms of the Merger Agreement. Purchaser may not terminate or withdraw the Offer prior to any scheduled Expiration Date without Pacira’s prior written consent, except in the event that the Merger Agreement is terminated in accordance with its terms.
Purchaser expressly reserves the right to increase the Offer Price and the right to waive or make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, unless otherwise provided by the Merger Agreement, without the prior written consent of Pacira, we are not permitted to:
•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions to the Offer in addition to the Offer Conditions;
•
amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Offer or the Merger;

•	amend, modify, change or waive the Minimum Condition, the Termination Condition or the Non-Prohibition Condition;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than in accordance with the relevant provisions of the Merger Agreement; or
•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Viatris is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must (and Viatris must cause Purchaser to) extend the Offer from time to time for:
•	any period to the minimum extent required by any law, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer;
•
periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and

•
one or more additional periods specified by Pacira of up to ten (10) Business Days per extension if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Pacira requests that the Offer be extended, to permit such Offer Condition(s) to be satisfied, provided that, solely to the extent the Minimum Condition is the only Offer Condition (other than the Officer’s Certificate Condition) that is not satisfied or waived, Purchaser will not be required to extend the Offer pursuant to this clause on more than two (2) occasions.

However, notwithstanding the foregoing, Purchaser is not required to, and without Pacira’s prior written consent may not, extend the Offer beyond the earlier of the valid termination of the Merger Agreement in accordance with its terms and the first (1st) Business Day immediately following the End Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.
Purchaser has agreed that it will (and Viatris has agreed to cause Purchaser to) terminate the Offer, and will not acquire any Shares pursuant thereto, within twenty-four (24) hours of any valid termination of the Merger Agreement prior to the Offer Acceptance Time.
Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”
The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Pacira, and the separate corporate existence of Purchaser will cease, and Pacira will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time (except if the conditions set forth in Section 8.1 of the Merger Agreement have not been satisfied or waived by such date, in which case no later than the first Business Day on which each such condition is satisfied or waived) without a vote on the adoption of the Merger Agreement by Pacira stockholders.
The certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time will be in the forms attached to the Merger Agreement as Exhibits A and B, respectively.
The obligations of Pacira, Viatris and Purchaser to complete the Merger are subject to the satisfaction, at or prior to the closing of the Merger, of the following conditions:
•
there must not have been issued by any court or other governmental body of competent jurisdiction and remain in effect any temporary, preliminary or permanent order, judgment, decision, decree, corporate integrity agreement, deferred prosecution agreement, settlement agreement, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any governmental body of competent jurisdiction that is binding on or applicable to a person or its property (each, an “Order”) preventing the consummation of the Merger, nor may there be in effect any Legal Restraint that directly or indirectly prohibits or makes illegal the consummation of the Merger; and

•	Purchaser (or Viatris on Purchaser’s behalf) must have accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Conversion of Capital Stock at the Effective Time. At the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by Pacira or any of its subsidiaries (including in Pacira’s treasury), (ii) by Viatris, Purchaser or any other wholly owned direct or indirect subsidiary of Viatris, which Shares will be canceled and will cease to exist and no consideration will be delivered in exchange therefor, or (iii) by Pacira stockholders who are entitled to demand appraisal rights under, and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price, upon the terms and conditions set forth in the Merger Agreement.
Each share of the common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and become one (1) share of common stock of the Surviving Corporation.
At the close of business on the day of the Effective Time, the stock transfer books of Pacira with respect to the Shares will be closed and thereafter there will be no further registration of transfers of Shares on the records of Pacira. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of stock certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.
Treatment of Equity Awards, LTIP Awards and Restricted Cash Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time, subject to all required withholding taxes:
•
each Pacira Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such Pacira Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Offer Price minus (y) the exercise price per Share of such Pacira Option, provided that each Pacira Option that has an exercise price per Share that is equal to or greater than the Offer Price, if any, will be canceled without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time;

•
each Pacira RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares issuable in settlement of such Pacira RSU, multiplied by (ii) the Offer Price;

•
each Pacira PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares issuable in settlement of such Pacira PSU (determined in accordance with Section 3.4 of the applicable Pacira PSU award agreement), multiplied by (ii) the Offer Price;

•
each cash-based award granted pursuant to Pacira’s cash-based Long-Term Incentive Plan (each, a “Pacira LTIP Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash as determined by the Pacira Board (or the appropriate committee thereof) prior to the Effective Time in accordance with Section 10(a) of Pacira’s Long-Term Incentive Plan; and

•
each restricted cash award granted pursuant to a restricted cash award notice and restricted cash award agreement (each, a “Pacira Restricted Cash Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the sum of (i) any portion of the Pacira Restricted Cash Award that is vested but remains unpaid as of the Effective Time and (ii) the amount of Unvested Cash (as defined in the applicable Pacira Restricted Cash Award agreement) with respect to the Pacira Restricted Cash Award.

Any amounts payable with respect to Pacira Options, Pacira RSUs, Pacira PSUs, Pacira LTIP Awards and Pacira Restricted Cash Awards will be fully vested as of the Effective Time with any such payments made as soon as reasonably practicable after the Effective Time and subject to applicable tax withholdings.

Treatment of Pacira ESPP.
If you are a participant in the Pacira ESPP, you may tender Shares that you have purchased through the Pacira ESPP. If you have purchased Shares through the Pacira ESPP and hold such Shares, you may instruct the administrator of the Pacira ESPP to tender your Shares by the deadline provided in the Offer.
In addition, the Merger Agreement provides that if the closing of the Merger will occur prior to the end of any offering period in existence under the Pacira ESPP as of the Closing Date, Pacira will take all reasonable actions required to cause a new purchase date to be set under the Pacira ESPP, which date shall not be fewer than two (2) Business Days prior to the Closing Date, for the automatic purchase of Shares on such date. Each Share automatically purchased on the new exercise date contemplated in the Merger Agreement will be converted into the right to receive the Offer Price, subject to applicable tax withholdings. The Pacira ESPP will be terminated upon closing of the Merger.
Pursuant to the Merger Agreement, the amount of your accumulated contributions under the Pacira ESPP as of immediately prior to the Effective Time, to the extent not used to purchase Shares in accordance with the terms and conditions of the Pacira ESPP, will be refunded to you in cash, subject to any applicable withholding taxes.
Treatment of Convertible Notes.
The Convertible Notes were issued pursuant to the Indenture and are not being acquired in the Offer. As of October 7, 2026, there was $287,500,000 in aggregate principal amount of Convertible Notes outstanding. The consummation of the Offer and the Merger may each constitute a “Fundamental Change” or a “Make-Whole Fundamental Change” (each as defined in the Indenture) under the Indenture, which may give noteholders the right to require Pacira to repurchase such Convertible Notes for cash at a price equal to 100% of the principal amount thereof plus any accrued and unpaid interest, or the right to convert such Convertible Notes at an increased conversion rate, in each case, in accordance with the terms of the Indenture.
Pursuant to the Merger Agreement, Pacira has agreed, within the time periods required by the Indenture, to take all actions required by, or reasonably requested by Viatris pursuant to, the Indenture and applicable law to be performed by Pacira at or prior to the Effective Time as a result of the Merger Agreement or the consummation of the transactions contemplated thereby, which may include (i) any actions with respect to repurchases or conversions of the Convertible Notes occurring as a result of or in connection with the transactions contemplated by the Merger Agreement constituting a Fundamental Change or a Make-Whole Fundamental Change and (ii) the giving of any notices that may be required or reasonably requested by Viatris and delivery of any required documents or instruments, including any supplemental indenture, officer’s certificates and legal opinions contemplated by the Indenture, to the trustee and noteholders.
For a description of the covenants of Pacira and Viatris with respect to the Convertible Notes and the related Capped Call Transactions under the Merger Agreement, see subsections “—Convertible Notes” and “—Capped Call Transactions” below.
Representations and Warranties.
In the Merger Agreement, Pacira has made representations and warranties to Viatris and Purchaser with respect to, among other things:
•	corporate matters, such as due organization, good standing and subsidiaries;
•	organizational documents;
•	authority in connection with the Merger Agreement and the recommendation of the Pacira Board with respect to the Offer;
•	capitalization;
•	required consents, notices and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, material contracts, laws and Orders;
•	SEC filings, financial statements and internal controls;
•	compliance of the Schedule 14D-9 with applicable law and accuracy of information supplied for the Offer and the Schedule TO;

•	absence of certain changes or events;
•	intellectual property;
•	privacy and information technology;
•	material contracts;
•	absence of undisclosed liabilities;
•	absence of legal proceedings and Orders;
•	compliance with laws;
•	regulatory matters;
•	certain business practices;
•	governmental authorizations;
•	tax matters;
•	employee and labor matters and benefit plans;
•	environmental matters;
•	real property and leases;
•	title to assets;
•	insurance;
•	Section 203 of the DGCL;
•	the absence of any required vote of Pacira stockholders to adopt the Merger Agreement and approve the Merger following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition;
•	the opinion of Pacira’s financial advisor;
•	brokers and other advisors;
•	related party transactions; and
•	certain acknowledgments regarding Viatris and Purchaser’s representations and warranties.
Some of the representations and warranties in the Merger Agreement made by Pacira are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, circumstance, fact, event, development or occurrence (each, an “Effect”) which, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Pacira and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of Pacira to consummate the transactions contemplated by the Merger Agreement or to perform its obligations under the Merger Agreement. However, with respect to the foregoing clause (i) only, no Effect resulting from, arising out of or relating to any of the following will be deemed in and of itself, either alone or in combination with other Effects, to constitute, and no Effect resulting from, arising out of or relating to any of the following will be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:
•	any Effect generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative or regulatory conditions;
•	any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;
•	any Effect arising out of or otherwise relating to any change in any law or United States generally accepted accounting principles (“GAAP”) (or authoritative interpretations of any law or GAAP);

•
any Effect arising out of or otherwise relating to any act of terrorism, outbreak of hostilities, acts of war, trade war, national or international calamity or any other similar event (or the escalation of any of the foregoing);

•	any acts of god, natural disasters, force majeure events, weather or environmental events, health emergencies, pandemics or epidemics (or the escalation of any of the foregoing);
•	any changes generally affecting the pharmaceutical or biotechnology industries;
•	any change in the market price or trading volume of Pacira’s stock or change in Pacira’s credit ratings;
•	the failure of Pacira to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of Pacira;
•
any Effect or other matter resulting from the execution, announcement or pendency of the Merger Agreement and the transactions contemplated by the Merger Agreement, including any Effect related to the identity of Viatris, Purchaser or any of their affiliates or representatives or any resulting impact on the relationship of Pacira with any of its current or prospective suppliers, customers, wholesalers, service providers, distributors, licensors, licensees, regulators, employees, creditors or other third parties (other than for purposes of any representation or warranty regarding non-contravention and consents or any representation or warranty to the extent that the purpose of such representation or warranty is to address the consequences of the execution, announcement or pendency of the Merger Agreement and the transactions contemplated thereby); and

•
any Effect arising out of or otherwise directly relating to (A) any action taken by Pacira at the express prior written direction or with the express prior written approval of Viatris or (B) any action specifically required to be taken by Pacira, or any failure of Pacira to take any action that Pacira is specifically prohibited from taking, in each case of this clause (B), pursuant to the terms of the Merger Agreement (other than the interim operating covenants described below under subsection “—Conduct of Business Pending the Merger,” unless such action or failure to take action is due to Viatris unreasonably withholding, conditioning or delaying a consent requested by Pacira thereunder);

except that, in the case of the matters described in the first six bulleted clauses above, such exclusion will only be applicable to the extent such matter does not have a disproportionate Effect on Pacira relative to other companies operating in the pharmaceutical or biotechnology industries, in which case such Effect will be taken into account only to the extent of such disproportionate Effect, and, in the case of the matters described in the seventh and eighth bulleted clauses above, the underlying causes of any such Effect may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception in the definition of Material Adverse Effect.
In the Merger Agreement, Viatris and Purchaser have made representations and warranties to Pacira with respect to, among other things:
•	corporate matters, such as due organization and good standing;
•	Purchaser’s business activities and Viatris’ ownership of Purchaser;
•	authority and enforceability in connection with the Merger Agreement;
•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and Orders;
•	the compliance of the Offer Documents with applicable law and the accuracy of information supplied for the Offer and the Solicitation/Recommendation Statement on Schedule 14D-9 of Pacira;
•	absence of legal proceedings and Orders;
•	solvency;
•
ownership of securities of Pacira, the absence of any Rule 10b5-1 plan covering Pacira stock, “interested stockholder” status under Section 203 of the DGCL and absence of certain arrangements with Pacira stockholders, directors, officers, employees and affiliates;

•	brokers and other advisors;

•	the availability of sufficient cash or other liquid financial resources to consummate the transactions contemplated by the Merger Agreement; and
•	certain acknowledgments regarding Pacira’s representations and warranties.
Some of the representations and warranties in the Merger Agreement made by Viatris and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Viatris or Purchaser to consummate the transactions contemplated by the Merger Agreement or to perform their respective obligations under the Merger Agreement.
None of the representations or warranties contained in the Merger Agreement or in any certificate, instrument or document delivered pursuant to the Merger Agreement will survive the Effective Time.
Conduct of Business Pending the Merger. Pacira has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) as expressly required under the Merger Agreement or as required by any applicable law, (ii) with the written consent of Viatris (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as set forth in the confidential disclosure schedule of Pacira with respect to the Merger Agreement, Pacira will, and will cause each of its subsidiaries to, (A) conduct in all material respects its business and operations in the ordinary course of business consistent with past practice and (B) use its reasonable best efforts to preserve intact its current business organization, including by (1) maintaining and preserving its material assets and properties (including material intellectual property rights) in their current condition, ordinary wear and tear excepted, and (2) maintaining its relations and goodwill with its employees and all suppliers, licensors, customers, governmental bodies and other persons with whom it has material business relations (it being understood that no failure to take any action that is specifically prohibited by the negative covenants described in the paragraph below will be deemed a breach of such obligations if Pacira has requested Viatris’ consent to take such action and Viatris has denied such request).
Pacira has further agreed that, during the Pre-Closing Period, except (i) as expressly required under the Merger Agreement or as required by any applicable law, (ii) with the written consent of Viatris (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as set forth in the confidential disclosure schedule of Pacira with respect to the Merger Agreement, Pacira will not, and will cause each of its subsidiaries not to:
•	amend or permit the adoption of any amendment to its certificate of incorporation, bylaws or other organizational documents;
•	authorize, establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares);
•
repurchase, redeem or otherwise reacquire any shares of its capital stock (including any Shares), or any rights, warrants or options to acquire (or any instrument convertible into or exchangeable for) any shares of its capital stock, other than (1) repurchases or reacquisitions in a manner consistent with past practice of Shares outstanding as of the date of the Merger Agreement pursuant to Pacira’s obligation (under written commitments in effect as of the date of the Merger Agreement) to purchase or reacquire Shares held by a current or former officer, employee, independent contractor, consultant or director of Pacira or any of its subsidiaries (each, a “Pacira Associate”) only upon termination of such associate’s employment or engagement by Pacira; (2) repurchases in a manner consistent with past practice of Pacira Options, Pacira RSUs and Pacira PSUs (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date of the Merger Agreement (in cancellation thereof) pursuant to the terms of any such Pacira Option, Pacira RSU or Pacira PSU (in effect as of the date of the Merger Agreement) between Pacira and a Pacira Associate only upon termination of such person’s employment or engagement by Pacira; (3) in connection with withholding to satisfy the exercise price or tax obligations with respect to Pacira Options, Pacira RSUs and Pacira PSUs; or (4) settlement or conversion of any of the Convertible Notes pursuant to the terms of the Indenture as in effect as of the date of the Merger Agreement;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•
issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant, delivery, pledge, transfer or encumbrance (other than pursuant to agreements in effect as of the date of the Merger Agreement) of any capital stock, equity interest or other security of Pacira or any of its subsidiaries, any subscription, option, call, warrant, restricted securities or right or obligation to acquire any such capital stock, equity interest or other security or any instrument convertible into or exchangeable for any such capital stock, equity interest or other security (except that Pacira may issue Shares required to be issued upon the exercise of Pacira Options or the vesting of Pacira Options, Pacira RSUs and Pacira PSUs, in each case, outstanding on the date of the Merger Agreement, Pacira may issue Pacira RSUs and Pacira PSUs to new employees who were offered Pacira Options, Pacira RSUs or Pacira PSUs as part of offer letters that were executed prior to the date of the Merger Agreement, and Pacira may issue Shares upon conversion of the Convertible Notes pursuant to the terms of the Indenture as in effect as of the date of the Merger Agreement);

•
except as contemplated by the provisions of the Merger Agreement regarding the treatment of Pacira Options, Pacira RSUs, Pacira PSUs, Pacira LTIP Awards and Pacira Restricted Cash Awards or the issuance of securities permitted under the interim operating covenants described above or required by an employee benefit plan in existence as of the date of the Merger Agreement, (i) establish, adopt, terminate or amend any employee benefit plan, (ii) amend or waive any of its rights under, or accelerate the time of payment or vesting under, any employee benefit plan, (iii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (iv) pay any amount or benefit under, or grant or promise to grant any compensation or benefits under, any employee benefit plan (including the grant of any Pacira Option, Pacira RSU, Pacira PSU, Pacira LTIP Award, Pacira Restricted Cash Award or other equity or equity-based awards or the removal or modification of any restrictions in any employee benefit plan or awards made thereunder) or (v) provide for any increase in the compensation or benefits provided to any Pacira Associate or under any employee benefit plan, provided that Pacira or its subsidiaries may (A) amend any employee benefit plans to the extent required by applicable laws and (B) make annual or quarterly bonus or commission payments in the ordinary course of business consistent with past practice in accordance with the bonus or commission plans existing on the date of the Merger Agreement;

•
(i) enter into (A) any change-of-control or retention agreement with any officer, employee, director or independent contractor or (B) any employment, severance or other material agreement with any officer or employee with an annual base salary greater than $200,000, (ii) enter into any consulting agreement with an independent contractor involving annual compensation exceeding $200,000 or (iii) hire or terminate (other than for cause) any employee with an annual base salary in excess of $200,000;

•
form any subsidiary, authorize or enter into agreements providing for any acquisitions of equity interests in or assets or properties of any other entity or any business or division thereof, or enter into any material joint venture, partnership, collaboration, profit-sharing or similar arrangements;

•
make or authorize any capital expenditure, other than any capital expenditure (A) that is provided for in Pacira’s capital expense budget delivered or made available to Viatris prior to the date of the Merger Agreement, which expenditures shall be in accordance with the categories set forth in such budget, or (B) that, when added to all other capital expenditures made on behalf of Pacira and its subsidiaries since the date of the Merger Agreement but not provided for in Pacira’s capital expense budget delivered or made available to Viatris prior to the date of the Merger Agreement, does not exceed $500,000 in the aggregate during any fiscal quarter;

•
acquire, lease, sublease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, mortgage or otherwise subject to any encumbrance (other than specified permitted encumbrances), or grant any royalty, milestone or similar payments with respect to, any material right or other material asset or property of Pacira and its subsidiaries, other than dispositions in the ordinary course of business consistent with past practice of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Pacira and its subsidiaries;

•
lend money or make capital contributions or advances to or make investments in, any person, or incur, guarantee or otherwise become liable or responsible for any indebtedness, except for (A) short-term borrowings, of not more than $500,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, (B) advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice, (C) intercompany loans and capital contributions among Pacira and its subsidiaries, or (D) sales commission advances made in the ordinary course of business consistent with past practice;
•
make, change or revoke any material tax election (other than in the ordinary course of business), adopt or change any material method of tax accounting or change any tax accounting period, file any material amended tax return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. tax law) with respect to any material tax, consent to the extension or waiver of the statutory period of limitations applicable to any tax claim or assessment (other than in connection with automatic extensions of the due date for filing a tax return), surrender a right to a material tax refund or settle or compromise any material tax liability;

•
settle, release, waive or compromise any legal proceeding, other than settlements, releases, waivers or compromises of (i) any legal proceeding relating to a breach of the Merger Agreement or (ii) any legal proceeding (A) that results solely in an obligation involving only the payment of monies by Pacira and its subsidiaries of not more than $500,000 individually or $2,000,000 in the aggregate and does not impose any injunctive or other non-monetary relief on Pacira or any of its subsidiaries, (B) does not involve the admission of wrongdoing by Pacira or any of its subsidiaries or any of their respective officers or directors and (C) does not provide for the exclusive license of any material Pacira intellectual property;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable law);
•	adopt or implement any stockholder rights plan or similar arrangement;
•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
•
make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable law;

•	enter into any new line of business outside of Pacira’s and its subsidiaries’ existing businesses as of the date of the Merger Agreement, or materially change Pacira’s operating policies;
•	fail in any material respect to maintain Pacira’s and its subsidiaries’ existing material insurance policies or comparable replacement policies;
•
terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any material governmental authorization;

•
other than as expressly required by Pacira’s certificate of incorporation and bylaws and other organizational documents or by applicable law, convene any special meeting (or any adjournment or postponement thereof) of Pacira’s stockholders;

•
enter into financial swaps, futures or options involving an interest rate, foreign exchange or commodity, or issue or sell any debt securities or any rights to acquire debt securities of Pacira or any of its subsidiaries;

•
enter into, amend or modify in any material respect, waive any rights under, terminate, replace or release, allow to expire, fail to renew, settle or compromise any material claim, liability or obligation under, any material contract outside of the ordinary course of business consistent with past practice;

•
make any material change in or to the regular price, credit or distribution policies of any Company Product outside of the ordinary course of business consistent with past practice, or engage in any other activity or practice not consistent with past practice, that would reasonably be considered “channel stuffing”, “trade loading” or that reasonably would be expected to result in an increase, temporary or otherwise, in the demand for inventories of any Company Product but not the use of such inventory;

•	grant to any person any exclusive right to distribute or commercialize any Company Product in any geographic area or territory;
•	sublease or license any portion of any leased real property or assign any interest therein;
•	enter into any new contract related to, or otherwise commit to undertake, any clinical trials;
•
implement, commence or effect any (i) transfer of manufacturing, production, packaging, labeling, testing or other material operations with respect to any Company Product to any other facility or site (or termination of any such activities at any existing facility or site) or (ii) transfer, conversion, migration or replacement of Pacira’s or any of its subsidiaries’ enterprise resource planning systems;

•	grant to any person any material refund, credit, discount, rebate or allowance with respect to any Company Product outside of the ordinary course of business consistent with past practice; or
•	authorize any of, or agree or commit to take, any of the foregoing actions.
No Solicitation. Pacira has agreed that it will, and will cause its subsidiaries and its and their representatives to, immediately cease and cause to be terminated any solicitation and any and all existing discussions, negotiations or communications with any person (other than Viatris and its affiliates and its and their representatives) that may have been ongoing with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal (as defined below), and terminate access by any person (other than Viatris, Purchaser, Pacira or any of their respective affiliates or representatives) to any physical or electronic data room relating to any potential Acquisition Proposal.
Except as otherwise described below, Pacira also agreed that, during the Pre-Closing Period, it will not, and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly:
•
solicit, initiate, seek or knowingly facilitate, assist or encourage (including by way of furnishing non-public information) the making of an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•
engage in or otherwise participate in any discussions (except to notify a person that makes any inquiry, proposal or offer with respect to an Acquisition Proposal of the existence of the no solicitation provisions of the Merger Agreement) or negotiations regarding, or furnish to any other person (other than Viatris and its affiliates and its and their representatives) any non-public information relating to, or provide access to the business, properties, assets, books, records or personnel of, Pacira or any of its subsidiaries, in any such case in connection with or for the purpose of soliciting, initiating, seeking, knowingly facilitating, assisting or encouraging, an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•	adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or other contract with respect to an Acquisition Proposal;
•
waive or release any person from, or fail to use reasonable best efforts to enforce, any standstill agreement or any standstill provisions of any contract entered into in respect of an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, unless Pacira determines in good faith, after consultation with Pacira’s financial advisors and outside legal counsel, that the failure to do so would reasonably be likely to be inconsistent with the fiduciary duties of the Pacira Board under applicable law, provided that Pacira promptly (and in any event within twenty-four (24) hours) notifies Viatris in writing of any such waiver or release; or

•	resolve or agree to do any of the foregoing.
Pacira also agreed, promptly following the execution and delivery of the Merger Agreement (and in any event within 24 hours thereafter), to, and to cause its subsidiaries and its and their respective representatives to, request in writing the return or destruction of all confidential information previously furnished or made available to any person (other than Viatris and its affiliates and its and their representatives).

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Viatris and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act) relating to, in a single transaction or series of related transactions, any of the following:
•
any acquisition of assets of Pacira or any of its subsidiaries equal to 20% or more of the consolidated assets of Pacira and its subsidiaries (based on fair market value) or to which 20% or more of the revenues or earnings of Pacira and its subsidiaries on a consolidated basis are attributable, or any license, collaboration, lease or other arrangement having a similar effect;

•	any issuance or acquisition of 20% or more of the outstanding Shares or other equity securities or voting power of Pacira;
•
any recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or other equity securities or voting power of Pacira;

•
any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Pacira or its subsidiaries that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or other equity securities or voting power of Pacira; or

•
any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, reorganization or other similar transaction involving Pacira or its subsidiaries that if consummated would result in (i) any person or group (excluding pre-transaction stockholders of Pacira to the extent they hold equity securities or voting power of the surviving or resulting entity in substantially the same proportions as their ownership of Pacira immediately prior to such transaction) holding, directly or indirectly, 20% or more of the equity securities or voting power of the surviving or resulting entity, or (ii) pre-transaction stockholders of Pacira (as a group), to the extent they hold equity securities or voting power of the surviving or resulting entity in substantially the same proportions as their ownership of Pacira immediately prior to such transaction, holding, directly or indirectly, less than 80% of the equity securities or voting power of the surviving or resulting entity.

Notwithstanding the foregoing, the transactions contemplated by the Merger Agreement are excluded from the definition of “Acquisition Proposal.”
For purposes of the Merger Agreement, the term “Superior Offer” means a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation restrictions described above, on terms that the Pacira Board (or an authorized committee thereof) has determined in good faith, after consultation with Pacira’s financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and would be more favorable, from a financial point of view, to Pacira’s stockholders (in their capacity as such) than the transactions contemplated by the Merger Agreement (taking into account any legal, timing, financing (including the existence and reliability of any debt or equity financing commitments and the likelihood of such financing being obtained and funded on the terms proposed) and other aspects of such Acquisition Proposal (including the identity of the person making such Acquisition Proposal) and the Merger Agreement (including any revisions to the terms of the Merger Agreement made or proposed in writing by Viatris prior to the time of such determination)). However, for purposes of the definition of “Superior Offer”, the references to “20%” and “80%” in the definition of Acquisition Proposal are deemed to be references to “50%.”
Notwithstanding the non-solicitation restrictions described above, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Pacira or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made on or after the date of the Merger Agreement and did not result from or arise out of any breach of the non-solicitation restrictions described above, if the Pacira Board determines in good faith, after consultation with Pacira’s financial advisors and outside legal counsel, that (i) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (and Pacira provides Viatris with written notice of this determination) and (ii) the failure to take the actions referred to in clause (A) or (B) below would reasonably be expected to be inconsistent with the fiduciary duties of the Pacira Board under applicable law, then Pacira and its representatives may (A) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to Pacira to the person or group of persons who has made such Acquisition Proposal (provided that Pacira must substantially concurrently provide or make available to Viatris any information concerning Pacira that is provided to any person given such access which was not previously provided to Viatris or its representatives) and (B) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.
For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement with Pacira containing provisions that require any counterparty thereto (and any of its affiliates and representatives) that receives non-public information of, or with respect to, Pacira to keep such information confidential, provided that (a) the provisions contained therein are no less favorable in the aggregate to Pacira than the terms of the Confidentiality Agreement (as defined below) (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal) and (b) such agreement does not contain any provision that prohibits Pacira from satisfying its obligations under the Merger Agreement.
In addition, following the date of the Merger Agreement, Pacira must:
•
promptly (and in any event within 24 hours after receipt thereof) notify Viatris of any inquiry, proposal or offer with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, or any request for information concerning Pacira from any person or group who have made, or would reasonably be expected to make, an Acquisition Proposal, in each case, which are received by Pacira or any of its representatives, including the identity of the person or group of persons making such Acquisition Proposal, request, inquiry, proposal or offer;

•
provide to Viatris a summary of the available material terms and conditions and, solely to the extent actually in the possession or control of Pacira or its representatives, copies of any such Acquisition Proposal or any such inquiry, proposal or offer, including complete copies of any written agreements and financing documentation relating thereto (and any other documentation or written or electronic materials submitted, received, shared or otherwise exchanged in respect thereof);

•
keep Viatris reasonably informed of any material developments, discussions or negotiations (including any amendments or proposed amendments to any material terms or conditions) regarding any such Acquisition Proposal or any such inquiry, proposal or offer on a prompt and timely basis; and

•
upon the written request of Viatris, reasonably inform Viatris of the status and material terms (including any price or similar economic terms) of any such Acquisition Proposal or any such inquiry, proposal or offer.

Change of the Pacira Board Recommendation. As described above, and subject to the provisions described below, the Pacira Board has resolved to recommend that Pacira stockholders tender their Shares to Purchaser pursuant to the Offer. The foregoing recommendation is referred to herein as the “Pacira Board Recommendation.” Unless the Pacira Board has made a Pacira Adverse Change Recommendation (as defined below), the Pacira Board has also agreed to include the Pacira Board Recommendation in the Schedule 14D-9 and to permit Viatris to include a description of the Pacira Board Recommendation in this Offer to Purchase and other documents related to the Offer.
Except as described below, during the Pre-Closing Period, neither the Pacira Board nor any committee of the Pacira Board may:
•
withdraw or withhold (or modify, change or qualify in a manner adverse to Viatris or Purchaser), or publicly propose to withdraw or withhold (or modify, change or qualify in a manner adverse to Viatris or Purchaser), the Pacira Board Recommendation;

•	fail to include the Pacira Board Recommendation in the Schedule 14D-9 when mailed;
•	adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal;
•
approve, recommend or enter into, or propose publicly to approve, recommend or enter into, any letter of intent, acquisition agreement, agreement in principle or other contract relating to or providing for any Acquisition Proposal;

•
fail to publicly reaffirm the Pacira Board Recommendation within five (5) Business Days of Viatris’ written request to do so following the public announcement of any Acquisition Proposal (or any material amendment to any Acquisition Proposal);

•
in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer; or

•	resolve or agree to do any of the foregoing.
Any action described in the foregoing seven bullet points is referred to as a “Pacira Adverse Change Recommendation.”
The Merger Agreement further provides that, during the Pre-Closing Period, neither the Pacira Board nor any committee thereof will adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, enter into or allow Pacira or any of its subsidiaries to execute or enter into any contract (i) with respect to any Acquisition Proposal or (ii) requiring, or that would reasonably be expected to cause, Pacira to abandon, materially delay, terminate or fail to consummate the transactions contemplated by the Merger Agreement (other than an Acceptable Confidentiality Agreement as described above).
However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, if Pacira has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not result from or arise out of a breach of the obligations of Pacira described above under subsection “—No Solicitation”) from any person that has not been withdrawn and, after consultation with Pacira’s financial advisors and outside legal counsel, the Pacira Board has determined in good faith that such Acquisition Proposal is a Superior Offer, (x) the Pacira Board may make a Pacira Adverse Change Recommendation or (y) Pacira may terminate the Merger Agreement to enter into a Specified Agreement (as defined below) with respect to such Superior Offer, in each case, if and only if:
•
the Pacira Board determines in good faith, after consultation with Pacira’s financial advisors and outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Pacira Board under applicable law;

•
Pacira has given Viatris prior written notice of its intention to consider making a Pacira Adverse Change Recommendation or terminating the Merger Agreement to accept such Superior Offer at least four (4) Business Days prior to making any such Pacira Adverse Change Recommendation or termination (a “Determination Notice”) (which notice will not constitute a Pacira Adverse Change Recommendation);

•
Pacira has provided to Viatris all the material terms and conditions of such Acquisition Proposal and all other information required to be provided in connection therewith (as described above under subsection “—No Solicitation”), including copies of the definitive agreements and other applicable transaction documentation (including financing documentation) relating to such Acquisition Proposal;

•
Pacira has given Viatris four (4) Business Days after Viatris’ receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, so that such Acquisition Proposal would cease to constitute a Superior Offer, and, to the extent requested by Viatris, has negotiated in good faith with Viatris and its representatives with respect to such proposed revisions or other proposal, if any; and

•
at the end of such four (4) Business Day period, after consultation with Pacira’s financial advisors and outside legal counsel, the Pacira Board has determined in good faith, taking into account any revisions to the terms of the Merger Agreement or other proposal made by Viatris, that such Acquisition Proposal continues to constitute a Superior Offer and that the failure to make the Pacira Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer would continue to reasonably be expected to be inconsistent with the fiduciary duties of the Pacira Board under applicable law.

If there are any material amendments, revisions or changes to the terms of any such Superior Offer, Pacira must notify Viatris of each such material amendment, revision or change, and the then-remaining portion of such four (4) Business Day period will be extended by two (2) Business Days from the time that Viatris receives such notification, provided that, if no portion of such four (4) Business Day period remains, a new three (3) Business Day period will commence as a result of any such material amendment, revision or change.
Additionally, at any time prior to the Offer Acceptance Time, other than in connection with an Acquisition Proposal, the Pacira Board may make a Pacira Adverse Change Recommendation in response to any material event or development or material change in circumstances with respect to Pacira and its subsidiaries, taken as a whole, that (i) was not known or reasonably foreseeable to the Pacira Board as of the date of the Merger Agreement, or was known or reasonably foreseeable to the Pacira Board as of the date of the Merger Agreement but the consequences of which were not known or reasonably foreseeable to the Pacira Board as of the date of the Merger Agreement, and (ii) does not relate to (A) any Acquisition Proposal, (B) any change in the market price or trading volume of Pacira’s stock or change in Pacira’s credit ratings (provided that the underlying causes thereof are not excluded), (C) in and of itself, Pacira meeting or exceeding internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of Pacira (provided that the underlying causes thereof are not excluded) or (D) the execution, announcement or pendency of the Merger Agreement and the transactions contemplated thereby (such an event, development or change, a “Change in Circumstance”), if and only if:
•
the Pacira Board determines in good faith, after consultation with Pacira’s financial advisors and outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Pacira Board under applicable law;

•	Pacira has given Viatris a Determination Notice at least four (4) Business Days prior to making any such Pacira Adverse Change Recommendation;
•	Pacira has specified the Change in Circumstance in reasonable detail;
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Viatris has had four (4) Business Days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Pacira Adverse Change Recommendation, and, to the extent requested by Viatris, Pacira has negotiated in good faith with Viatris with respect to such proposed revisions or other proposal, if any; and

•
at the end of such four (4) Business Day period, the Pacira Board, after consultation with Pacira’s financial advisors and outside legal counsel, taking into account the amendments proposed to the Merger Agreement and the transactions contemplated thereby by Viatris, if any, has determined in good faith that the failure to make the Pacira Adverse Change Recommendation in response to such Change in Circumstance would reasonably be expected to be inconsistent with the fiduciary duties of the Pacira Board under applicable law.

If there are any material changes to the facts and circumstances relating to such Change in Circumstance, Pacira must notify Viatris of each such material change, and the applicable four (4) Business Day period will be extended until at least three (3) Business Days after the time that Viatris receives notification from Pacira of each such material change.
None of the provisions in the Merger Agreement, including the provisions described above under subsection “—No Solicitation,” will restrict Pacira from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to its stockholders, provided that, in the case of each of clauses (i), (ii) and (iii), such disclosure, to the extent related to an Acquisition Proposal, includes an express reaffirmation of the Pacira Board Recommendation, and none of the foregoing actions will be deemed to constitute a Pacira Adverse Change Recommendation.
Access to Information. During the Pre-Closing Period, upon reasonable advance notice to Pacira, Pacira has agreed to provide Viatris and its representatives with reasonable access during normal business hours to Pacira’s and its subsidiaries’ officers, employees, other personnel, and assets and to all existing books and records, and to furnish to Viatris such financial and operating data and other information as Viatris may reasonably request, in each case, subject to customary exceptions and limitations.
Reasonable Best Efforts. The Merger Agreement provides that the parties must use reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and expirations or terminations of waiting periods from governmental bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental body in connection with any antitrust law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.
Each of the parties agreed to promptly, and in no event later than fifteen (15) Business Days after the date of the Merger Agreement, unless otherwise agreed to in writing by Viatris and Pacira, make an appropriate filing of all Notification and Report forms as required by the HSR Act and applicable state antitrust laws with respect to the transactions contemplated by the Merger Agreement, and to cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other governmental bodies in connection with such transactions.
During the Pre-Closing Period, if Viatris and Pacira disagree with respect to strategy, Viatris has the right to direct and control all strategy in connection with obtaining any consents, permits, authorizations, waivers, clearances, approvals or expiration or termination of the waiting period under the HSR Act or other antitrust law, including in any legal proceeding initiated by any governmental body seeking any Orders which would have the effect of preventing or delaying the closing of the Merger, provided that neither Viatris nor Pacira may enter into, amend or extend any timing agreement with any governmental body in connection with the transactions contemplated by the Merger Agreement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed). Subject to the immediately preceding sentence, each of Pacira and Viatris (on its and Purchaser’s behalf) will use its reasonable best efforts to (i) reasonably cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and providing the other party with any information that may be necessary to prepare any such filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the FTC, the U.S. Department of Justice (the “DOJ”) or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action, filing or legal proceeding and (vii) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference, including any virtual, video or telephonic meetings and discussions, relating to any such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding, provided that materials required to be provided may be redacted (A) to remove references concerning the valuation of Pacira or any of its subsidiaries or assets, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege concerns. Each party will supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any governmental body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective subsidiaries from any governmental body in connection with such applications or filings for the transactions contemplated by the Merger Agreement. All filing fees under the HSR Act and for any filings required under applicable state or foreign antitrust laws will be borne 50% by Viatris and 50% by Pacira.
By way of illustration and not limitation, the parties have agreed to promptly take, and cause their affiliates to take, all actions and steps requested or required by any governmental body as a condition to granting any consent, permit, authorization, waiver, clearance or approval, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the FTC, the DOJ or other governmental bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the transactions contemplated by the Merger Agreement, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or expiration or termination of the waiting period under the HSR Act or other antitrust laws, to avoid the commencement of a lawsuit by the FTC, the DOJ or any other governmental body under antitrust laws, and to avoid the entry of, or to effect the dissolution of, any Order in any legal proceeding that would otherwise have the effect of preventing the closing of the Merger or materially delaying the Offer Acceptance Time or the closing of the Merger or delaying the Offer Acceptance Time beyond the Expiration Date, including (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines or businesses of Pacira, Viatris or any of their respective subsidiaries, (ii) terminating existing relationships, contractual rights or obligations of Pacira, Viatris or any of their respective subsidiaries, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual rights or obligations of Pacira, Viatris or any of their respective subsidiaries, (v) effectuating any other change or restructuring of Pacira, Viatris or any of their respective subsidiaries and (vi) otherwise taking or committing to take any actions with respect to the businesses, product lines or assets of Pacira, Viatris or any of their respective subsidiaries (each of the actions described in clauses (i) through (vi), a “Remedial Action”). However, nothing in the Merger Agreement will require Viatris or its affiliates to take or agree to take any Remedial Action that (A) would require the sale, lease, license, divestiture or disposition of, or the holding separate of, EXPAREL® (bupivacaine liposome injectable suspension) or ZILRETTA® (triamcinolone acetonide extended-release injectable suspension) or any material rights relating thereto, (B) would be material to the business of Viatris and its affiliates (including Pacira and its subsidiaries), taken as a whole, measured relative to the size and scale of Pacira and its subsidiaries, taken as a whole, as of the date of the Merger Agreement, or (C) would reasonably be expected to result in a material impairment to the overall benefits expected to be realized by Viatris from the consummation of the transactions contemplated by the Merger Agreement (any such requirement described in clauses (A), (B) or (C), a “Burdensome Condition”). Nothing in the Merger Agreement will require any party or its affiliates to take or commit to take any Remedial Action unless such Remedial Action is conditioned on the occurrence of the closing of the Merger, provided that, if so requested by Viatris, Pacira will agree to take any Remedial Action that is conditioned upon the occurrence of the closing of the Merger. Pacira will not, and will cause its subsidiaries not to, agree or proffer to take any Remedial Action without the prior written consent of Viatris.
In addition, Viatris and Purchaser have agreed not to, before the closing of the Merger, permit any of their subsidiaries to, directly or indirectly, acquire or agree to acquire any assets, business or equity of, whether by merger, consolidation, purchasing the assets of or equity in, or licensing of the assets of, any person, which would result in Viatris owning, directly or indirectly, any product or product candidate that competes with any Company Product, in each case, if the entering into of an agreement relating to or the consummation of such acquisition would, or would reasonably be expected to, prevent or materially delay or materially impair the ability of the parties to obtain the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act.
Employee Matters. The Merger Agreement provides that from and after the Effective Time, Viatris will assume and honor, or cause to be assumed and honored, (a) all severance and employment agreements for each employee of Pacira and its subsidiaries as of immediately prior to the Effective Time and who continues to be employed by Viatris or the Surviving Corporation or any of its affiliates following the Effective Time (each, a “Continuing Employee”), in each case, in accordance with their terms as in effect immediately prior to the Effective Time and (b) any amendments to the terms of Pacira’s 2026 Corporate Annual Bonus Program and Q4 2026 Incentive Compensation Plans and any determinations made by the Pacira Board (or any authorized committee thereof) thereunder prior to the closing of the Transactions, subject to the terms of the Merger Agreement. For a period of one year following the Effective Time (or, if earlier, the termination date of the applicable Pacira employee), Viatris will provide, or cause to be provided, to each Continuing Employee (i) base salary (or base wages, as the case may

be) and short-term cash incentive compensation opportunities (including annual bonuses and commission opportunities, but excluding long-term cash incentive opportunities) that are no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee by Pacira and its subsidiaries immediately prior to the date of the Merger Agreement and (ii) other employee benefits (including severance benefits and other health and welfare benefits, but excluding any equity or equity-based compensation, nonqualified deferred compensation or change of control, transaction or retention awards) that are substantially comparable in the aggregate to the benefits (including severance benefits and other health and welfare benefits) provided to such Continuing Employee by Pacira and its subsidiaries immediately prior to the date of the Merger Agreement.
With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Viatris will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Pacira.
Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Pacira existing in favor of those persons who are directors and officers of Pacira or any of its subsidiaries as of the date of the Merger Agreement or have been directors and officers of Pacira or any of its subsidiaries in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Pacira (in each case, as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Pacira or any of its subsidiaries and said Indemnified Persons in the forms made available by Pacira to Viatris or Viatris’ representatives prior to the date of the Merger Agreement, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and Viatris will cause the Surviving Corporation and its successors and assigns to maintain and comply with such rights to the fullest extent available under Delaware law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period will continue to be subject to such rights until disposition of such claim.
From and after the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) will, and Viatris will cause the Surviving Corporation to, to the fullest extent permitted under applicable laws, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Pacira against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Pacira in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Pacira at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated by the Merger Agreement.
Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under Section 7.4(b) of the Merger Agreement. Viatris will cause the Surviving Corporation to comply with its obligations under Section 7.4(b) of the Merger Agreement.
The Merger Agreement requires that, from the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation maintain, and Viatris cause the Surviving Corporation to maintain, in effect directors’ and officers’ liability insurance providing coverage no less favorable to the insureds than the policy maintained by Pacira as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Pacira, including terms with respect to coverage, deductibles (or retentions) and amounts no less favorable than the current policy. At or prior to the Effective Time, Pacira will (through a nationally recognized insurance broker approved by Viatris (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time, which “tail” policy will be deemed to satisfy all obligations to obtain or maintain such insurance, provided that in no event will Pacira be required to expend aggregate premiums in excess of 300% of the annual premium currently payable by Pacira with respect to such current policy (and if the aggregate premiums payable for such insurance coverage exceed such amount, Pacira will obtain a policy with the greatest coverage available for a cost equal to such amount).
Securityholder Litigation. Pacira will promptly notify Viatris of any legal proceeding commenced against Pacira or any of its subsidiaries or their respective directors or officers relating to the transactions contemplated by the Merger Agreement. Pacira will give Viatris (a) the opportunity to participate (at Viatris’s expense) in the defense of such legal proceeding, (b) the right to review and comment on all material filings or responses to be made by Pacira in connection with such legal proceeding, and (c) the right to consult on any proposed settlement with respect to such legal proceeding, and Pacira will in good faith take such comments and consultation into account. No such settlement will be agreed to without Viatris’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and none of Pacira or its subsidiaries will waive, release or assign any material claims or rights in connection with any such legal proceeding. Pacira will keep Viatris reasonably informed on a prompt and timely basis with respect to the status of and developments with respect to any such legal proceeding.
Takeover Laws. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws (each, a “Takeover Law”) may become, or may purport to be, applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, each of Viatris and Pacira and their respective boards of directors have agreed to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.
Section 16 Matters. Pacira and the Pacira Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of the Shares and Pacira Options, Pacira RSUs and Pacira PSUs in the transactions contemplated by the Merger Agreement by applicable Section 16 individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Pacira Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Pacira or any of its affiliates and any of the officers, directors or employees of Pacira that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Stock Exchange Delisting and Deregistration. Prior to the Closing Date, Pacira has agreed to cooperate with Viatris and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Nasdaq Global Select Market to enable the delisting by the Surviving Corporation of the Shares from the Nasdaq Global Select Market and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
Payoff Letters. Pacira has agreed to, and to cause its representatives to, use reasonable best efforts to deliver to Viatris, at least three (3) Business Days prior to the Closing Date, executed customary payoff letters from each holder of indebtedness set forth in the confidential disclosure schedule of Pacira with respect to the Merger Agreement, each of which will (i) set forth the amount required to pay in full the applicable indebtedness as of the closing of the Merger (collectively, the “Payoff Amounts”) and (ii) provide that, upon payment in full of the applicable Payoff Amount, all encumbrances securing such indebtedness with respect to the assets of Pacira and its subsidiaries will be terminated and of no further force and effect. Viatris has agreed to pay, or to cause one or more of its subsidiaries to pay, the Payoff Amounts in full on behalf of Pacira on the Closing Date.
Convertible Notes. Within the time periods required by the terms of the Indenture, Pacira has agreed to take all actions required by, or reasonably requested by Viatris pursuant to, the Indenture and applicable law to be performed by Pacira at or prior to the Effective Time as a result of the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, including the giving of any notices that may be required or reasonably requested by Viatris and the delivery to the trustee, noteholders or other applicable persons of any documents or instruments required or reasonably requested by Viatris to be delivered at or prior to the Effective Time to such trustee, noteholders or other applicable persons, in each case in connection with the execution and delivery of the Merger Agreement, the transactions contemplated thereby or as otherwise required by, or reasonably requested by Viatris pursuant to, the Indenture. Pacira has agreed to provide Viatris and its legal counsel with a reasonable opportunity to review and comment on any such documents or instruments prior to their delivery to the trustee, noteholders or other applicable persons, as applicable, and to consider in good faith any comments provided by Viatris and its legal counsel.
Capped Call Transactions. Pacira has agreed to use reasonable best efforts to cooperate with Viatris in seeking to enter into arrangements with the counterparties to the Capped Call Transactions to cause the Capped Call Transactions to be exercised, settled, canceled or otherwise terminated as of the Effective Time, to enter into any documentation required to effect the foregoing and to promptly provide Viatris with copies of any notices or other written communications received from such counterparties with respect to the Capped Call Transactions, keep Viatris reasonably informed of all related discussions and negotiations, provide Viatris and its legal counsel with a reasonable opportunity to participate in such discussions and negotiations and to review and comment on any proposed written response to any such notice or other document, and promptly respond to any reasonable questions from and reflect any reasonable comments provided by Viatris or its legal counsel prior to delivering any such response. Without the prior written consent of Viatris (which consent shall not be unreasonably withheld, conditioned or delayed), Pacira may not, and will cause its representatives not to, (i) amend, modify or otherwise change the terms of the documentation governing the Capped Call Transactions or (ii) exercise any right, or enter into any agreement, to terminate or trigger an early settlement of any Capped Call Transaction, including with respect to the form of consideration payable in connection with any such early settlement. However, Pacira is not required to (A) other than as required under the Capped Call Transactions, pay any fees, incur or reimburse any costs or expenses or make any payment in connection with the Capped Call Transactions prior to the Effective Time, (B) enter into any instrument or agreement, or effect any settlement or termination, that is effective prior to the Effective Time or (C) refrain from delivering, or delay the delivery of, any notice required by the documentation governing the Capped Call Transactions.
Maintenance of Audit Access. Throughout the term of the Contingent Value Rights Agreement, dated November 19, 2021, by and between Pacira and American Stock Transfer & Trust Company, LLC (the “Flexion CVR Agreement”), Viatris has agreed to, and to cause its subsidiaries to, comply with the terms of Section 4.5(a) of the Flexion CVR Agreement, including by permitting the Independent Accountant (as defined therein) access to certain books and records in accordance with Section 4.5(a) of the Flexion CVR Agreement.
Additional Covenants. During the Pre-Closing Period, Pacira has agreed, to the extent permissible under applicable laws (including antitrust laws), to (i) use reasonable best efforts to initiate discussions with the counterparties to certain specified contracts regarding potential renewals or extensions of such contracts and enter into such renewals or extensions, and reasonably consult with Viatris regarding such discussions and keep Viatris reasonably informed of the status thereof, (ii) use reasonable best efforts to make available to Viatris and its representatives, promptly after receipt, accurate and complete copies of all clinical and preclinical data relating to any Company Product not previously made available to Viatris and all written correspondence with the applicable governmental bodies relating to any Company Product, subject to customary exceptions, and (iii) consult in good faith with Viatris in advance of any announcement or other public communication regarding any clinical or preclinical trial data relating to any Company Product, and consider in good faith any comments provided by Viatris with respect thereto.

Termination. The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, under any of the following circumstances:
•	by mutual written consent of Viatris and Pacira at any time prior to the Offer Acceptance Time;
•
by either Viatris or Pacira if the Offer Acceptance Time has not occurred on or before midnight, Eastern Time, on April 8, 2027 (such date and time, as may be automatically extended as described in this clause, the “End Date”), provided that, if on April 8, 2027 all of the Offer Conditions, other than (A) the Regulatory Condition, (B) the Non-Prohibition Condition (solely to the extent the applicable Legal Restraint arises under antitrust law), (C) the Legal Restraint Condition and (D) those conditions that by their nature are to be satisfied at the time that the Offer expires (provided that such conditions would then be capable of being satisfied if the Offer Acceptance Time were to take place on such date), have been satisfied or waived by Viatris, then the End Date will automatically be extended until July 8, 2027 (except that neither Viatris nor Pacira may terminate the Merger Agreement pursuant to this clause in the event that such party’s material breach of any provision of the Merger Agreement has been the cause of, or resulted in, the Offer Acceptance Time not occurring on or prior to the End Date) (we refer to any termination of the Merger Agreement pursuant to this clause as an “End Date Termination”);

•
by either Viatris or Pacira if a court of competent jurisdiction or other governmental body has issued an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal and such Order has become final and nonappealable (except that neither Viatris nor Pacira, as applicable, may terminate the Merger Agreement pursuant to this clause in the event that such party’s material breach of any provision of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable Order);

•
by Viatris, at any time prior to the Offer Acceptance Time, if the Pacira Board has effected a Pacira Adverse Change Recommendation (we refer to any termination of the Merger Agreement pursuant to this clause as a “Change in Recommendation Termination”);

•
by Viatris, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty made by Pacira and contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Pacira has occurred such that the Representations Condition or the Covenants Condition would not be satisfied and cannot be cured by Pacira by the End Date, or if capable of being cured, has not been cured within thirty (30) days of the date on which Viatris gives Pacira written notice of such breach or failure to perform (except that Viatris will not be permitted to terminate the Merger Agreement pursuant to this clause if either Viatris or Purchaser is then in material breach of any representation, warranty, covenant or obligation in the Merger Agreement) (we refer to any termination of the Merger Agreement pursuant to this clause as a “Pacira Breach Termination”);

•
by Pacira, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if Pacira has complied in all material respects with the notice, negotiation and other requirements described above with respect to a Superior Offer under subsection “—Change of the Pacira Board Recommendation” and Pacira, prior to or concurrently with such termination, pays to Viatris the Termination Fee (see subsection “—Pacira Termination Fee”) (we refer to any termination of the Merger Agreement pursuant to this clause as a “Superior Offer Termination”);

•
by Pacira, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty made by Viatris or Purchaser and contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Viatris or Purchaser has occurred, in each case if such breach or failure would reasonably be expected to prevent Viatris or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be cured by Viatris or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within thirty (30) days of the date Pacira gives Viatris written notice of such breach or failure to perform

(except that Pacira will not be permitted to terminate the Merger Agreement pursuant to this clause if Pacira is then in material breach of any representation, warranty, covenant or obligation in the Merger Agreement) (we refer to any termination of the Merger Agreement pursuant to this clause as a “Viatris Breach Termination”); or
•
by Pacira, at any time prior to the Offer Acceptance Time, in the event that (i) Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by October 30, 2026 or (ii) Purchaser has failed to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement (except that Pacira will not be permitted to terminate the Merger Agreement pursuant to this clause in the event that Purchaser’s failure to commence the Offer is primarily due to Pacira’s material breach of the Merger Agreement).

Effect of Termination. If the Merger Agreement is terminated as described above under subsection “—Termination,” the Merger Agreement will be of no further force or effect and there will be no liability on the part of Viatris, Purchaser or Pacira or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement (including the provisions described in subsection “—Pacira Termination Fee” below) will survive such termination, (ii) the Confidentiality Agreement (as defined below) will survive such termination in accordance with its terms and (iii) no such termination will relieve any party from any claim, liability or damages to the other in respect of any fraud or Willful Breach (as defined in the Merger Agreement) of the Merger Agreement prior to such termination. Nothing will limit or prevent any party from exercising any rights or remedies it may have to specific performance (as described below under subsection “—Specific Performance”) in lieu of terminating the Merger Agreement.
Pacira Termination Fee. Pacira has agreed to pay Viatris a termination fee of $62,000,000 in cash (the “Termination Fee”) in any of the following circumstances:
•	the Merger Agreement is terminated by Pacira pursuant to a Superior Offer Termination;
•	the Merger Agreement is terminated by Viatris pursuant to a Change in Recommendation Termination; or
•
(i) the Merger Agreement is terminated pursuant to an End Date Termination; (ii) after the date of the Merger Agreement and prior to such termination, there has been made known, proposed or communicated to the Pacira Board, or publicly disclosed, an Acquisition Proposal and such Acquisition Proposal has not been withdrawn (or, if such Acquisition Proposal was publicly disclosed, publicly withdrawn) prior to the time of the termination of the Merger Agreement; and (iii) within twelve (12) months of such termination, Pacira has either (1) consummated any Acquisition Proposal or (2) entered into any definitive agreement in respect of any Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve (12)-month period) (except that for purposes of clause (iii), the references to “20%” and “80%” in the definition of “Acquisition Proposal” described above under subsection “—No Solicitation” will be deemed to be references to “50%”).

In no event will Pacira be required to pay the Termination Fee on more than one occasion. Viatris’ right to receive payment of the Termination Fee from Pacira will be the sole and exclusive remedy of Viatris, Purchaser and their respective affiliates and representatives against Pacira, its subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members, affiliates or representatives (collectively, “Pacira Related Parties”) in any circumstance in which the Termination Fee becomes due and payable and is paid to Viatris, and upon payment in full of such amount, none of the Pacira Related Parties will have any further liability or obligation relating to, arising out of, or in connection with, the Merger Agreement or the transactions contemplated thereby (except that such payment will not limit the rights of Viatris or Purchaser to specific performance or in the case of fraud or Willful Breach). If Pacira fails to timely pay the Termination Fee and, in order to obtain the payment, Viatris commences a legal proceeding which results in a judgment against Pacira, Pacira will pay Viatris its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such legal proceeding, together with interest on such amount at a rate equal to the sum of (i) the prime rate as published in the Wall Street Journal on the date such payment was required to be made and (ii) two (2) percent, with such interest accruing on such amount from the date such payment was required to be made through the date such payment was actually received by Viatris or its designee. Viatris or Purchaser may seek specific performance to cause Pacira to consummate the transactions contemplated by the Merger Agreement or the payment of the Termination Fee, but in no event will Viatris or Purchaser be entitled to both (i) equitable relief ordering Pacira to consummate the transactions contemplated by the Merger Agreement in accordance therewith and (ii) the payment of the Termination Fee.
Specific Performance. Viatris, Purchaser and Pacira have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with their specified terms or otherwise breach such provisions. Each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the Merger Agreement. The parties have also agreed that the provisions of the Merger Agreement relating to the Termination Fee, except with respect to monetary damages, are not intended to and do not adequately compensate for the harm that would result from a breach of the Merger Agreement and will not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and that the right of specific performance is an integral part of the transactions contemplated by the Merger Agreement.
Expenses. Except as otherwise expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.
Governing Law. The Merger Agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
The Confidentiality Agreement
On August 27, 2025, Viatris and Pacira Pharmaceuticals, Inc. entered into a Confidentiality Agreement (the “Original Confidentiality Agreement”) to facilitate discussions regarding a potential business transaction. The terms of the Original Confidentiality Agreement (other than with respect to Confidential Information (as defined in the Original Confidentiality Agreement) disclosed thereunder prior to the date of the Confidentiality Agreement (as defined below)) were superseded by the terms of the Confidentiality Agreement described below.
On August 10, 2026, Pacira and Viatris entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each party agreed, among other things, to keep certain non-public information concerning the other party confidential (subject to certain exceptions) for a period of three years. Pursuant to the Merger Agreement, the Confidentiality Agreement will automatically terminate and be of no further force and effect if the Effective Time occurs.
The summary above of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning Viatris and Purchaser.” For a complete understanding of the Confidentiality Agreement, holders of Shares are encouraged to read the full text of the Confidentiality Agreement.
12.	Purpose of the Offer; Plans for Pacira.
Purpose of the Offer. The purpose of the Offer is for Viatris, through Purchaser, to acquire control of, and the entire equity interest in, Pacira. The Offer, as the first step in the acquisition of Pacira, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger contained in the Merger Agreement, Purchaser is required to consummate the Merger as soon as practicable following the Offer Closing.
Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Pacira and will no longer participate in the future growth of Pacira. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Pacira, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Section 262 of the DGCL.

Merger Without a Vote of the Pacira Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of Pacira’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied and, if the Minimum Condition has been satisfied and the other requirements of Section 251(h) of the DGCL are met, the Merger may be effected under Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the stockholders of Pacira in accordance with Section 251(h) of the DGCL.
Plans for Pacira. Except as otherwise set forth in this Offer to Purchase, it is currently expected that, following the Merger, the business and operations of Pacira will be continued substantially as they are currently being conducted. Viatris currently intends to continue to evaluate the business and operations of Pacira after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.
The respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time will become the directors of the Surviving Corporation at the Effective Time and the respective individuals who served as the officers of Purchaser as of immediately prior to the Effective Time will continue as the officers of the Surviving Corporation at the Effective Time.
Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”), neither Purchaser nor Viatris has any present plans or proposals that would result in (i) any extraordinary transaction involving Pacira (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Pacira, (iii) any material change in Pacira’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Pacira, (v) any other material change in Pacira’s corporate structure or business, (vi) any class of equity securities of Pacira being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Pacira becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Pacira’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Pacira, or the disposition of securities of Pacira, or (x) any changes in Pacira’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.
13.	Certain Effects of the Offer.
Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Viatris, Purchaser and Pacira will consummate the Merger as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.
Market for Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable thereafter, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
Stock Quotation. The Shares are currently quoted on the Nasdaq Global Select Market. However, the rules of the Nasdaq Global Select Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the Nasdaq Global Select Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of the Nasdaq Global Select Market for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected. Viatris and Purchaser currently intend to cause the delisting of the Shares from the Nasdaq Global Select Market, as promptly as practicable after the Effective Time, as permitted by applicable law and the rules of the Nasdaq Global Select Market. We also expect to consummate the Merger as soon as practicable following the consummation of the Offer, without a vote of the Pacira stockholders. If the Merger takes place, Pacira will no longer be publicly traded.
Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Pacira to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Pacira to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Pacira, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Pacira and persons holding “restricted securities” of Pacira to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Select Market as described above. Viatris and Purchaser currently intend to cause Pacira to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act), as promptly as practicable after the Effective Time and as soon as the requirements for termination of registration are met.
14.	Dividends and Distributions.
The Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, Pacira will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), other than as expressly required under the Merger Agreement, as required by applicable law, as set forth in the confidential disclosure schedule of Pacira with respect to the Merger Agreement or with Viatris’ prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).
15.	Conditions to the Offer.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, as applicable, of the conditions set forth in clauses (a) through (i) below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the condition set forth in clause (a) below has not been satisfied as of one (1) minute following 11:59 p.m. Eastern Time on the Expiration Date or (B) any of the additional conditions set forth in clauses (b) through (i) below have not been satisfied or waived (to the extent permitted by the Merger Agreement and applicable law) in writing by Viatris:
(a)
the number of Shares validly tendered (and not properly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL by the “depository,” as defined in Section 251(h)(6)(c) of the DGCL), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represents at least one (1) Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”);

(b) (i)
specified representations and warranties of Pacira with respect to its capitalization must have been accurate in all respects, at and as of the Offer Acceptance Time, in each case as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except for any de minimis inaccuracies;

(ii)
specified representations and warranties of Pacira with respect to its corporate organization, organizational documents, authority, capitalization (other than the capitalization representations referred to in clause (b)(i) above), merger approval and brokers must have been true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects at and as of the Offer Acceptance Time, in each case as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(iii)
specified representations and warranties of Pacira with respect to the absence of any Material Adverse Effect since December 31, 2025 through the date of the Merger Agreement must have been true and correct in all respects at and as of the Offer Acceptance Time as if made on and as of such time; and

(iv)
all of the other representations and warranties of Pacira set forth in the Merger Agreement (other than those referred to in clauses (b)(i), (b)(ii) or (b)(iii) above) must have been true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except where the failure of any such representation or warranty to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” (as defined in the Merger Agreement and described in Section 11—“The Transaction Agreements”) (collectively, clauses (b)(i), (b)(ii), (b)(iii) and (b)(iv), the “Representations Condition”);

(c)
Pacira must have complied with or performed in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Covenants Condition”);

(d)	since October 8, 2026, there has not been any Material Adverse Effect that is continuing as of the Offer Acceptance Time (the “MAE Condition”);
(e)
the waiting period (or any extension thereof) applicable to the Offer under the HSR Act must have expired or been terminated, and any timing agreement with any governmental body applicable to the Offer or the Merger shall have expired or otherwise ceased to restrict the consummation of the Offer and the Merger (the “Regulatory Condition”);

(f)
Viatris and Purchaser must have received a certificate executed on behalf of Pacira by Pacira’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Covenants Condition and the MAE Condition have been duly satisfied;

(g)
there must not be in effect a Legal Restraint that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Non-Prohibition Condition”);

(h)
there must not be in effect any Legal Restraint imposing a Burdensome Condition, and there must not be pending any action, suit, charge, complaint, litigation, or arbitration brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, any of the transactions contemplated by the Merger Agreement or to impose a Burdensome Condition; and

(i)	the Merger Agreement must not have been terminated in accordance with its terms (the “Termination Condition”).
The foregoing conditions, which we refer to collectively as the “Offer Conditions”, are in addition to, and not a limitation of, the rights and obligations of Viatris and Purchaser to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement and applicable law.

The Offer Conditions are for the sole benefit of Viatris and Purchaser (except for the Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition and the Termination Condition), and may be waived (but solely to the extent permitted by the Merger Agreement and applicable law) by Viatris and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Viatris and Purchaser. The failure by Viatris or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.
The Regulatory Condition has been satisfied by the expiration at 11:59 p.m., Eastern Time, on October 29, 2026 of the waiting period under the HSR Act applicable to the Offer and the consummation of the Merger.
16.	Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 16, based on its examination of publicly available information filed by Pacira with the SEC, other publicly available information concerning Pacira and other information made available to Purchaser by Pacira, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Pacira’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Viatris as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under subsection “—State Takeover Statutes”, such approval or other action will be sought. Except for observance of the waiting periods and the obtaining of the required approvals summarized under subsection “—United States Antitrust Compliance” below in this Section 16, we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Pacira’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer.”
State Takeover Statutes.
A number of states (including Delaware, where Pacira is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Pacira, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.
As a Delaware corporation, Pacira has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such.
Pacira has represented to Purchaser and Viatris that, assuming the accuracy of certain representations and warranties of Viatris and Purchaser regarding their ownership of Pacira capital stock, the Pacira Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other state takeover laws are inapplicable to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other transactions contemplated thereby. Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Pacira, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer.”
United States Antitrust Compliance. Under the HSR Act, certain transactions may not be consummated until certain information and documents have been furnished to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period, unless the waiting period is terminated earlier, extended for an additional 15 days due to Viatris voluntarily withdrawing and refiling or extended by a request for additional information or documentary material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the waiting period would be extended until 11:59 p.m., Eastern Time, on the tenth calendar day after the date of substantial compliance by Viatris with such Second Request, unless the waiting period is terminated earlier or the parties otherwise agree not to consummate the Offer for a certain period of time. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Pacira and Viatris each file a notification and report form with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Pacira and Viatris made the necessary filings with the FTC and the Antitrust Division on October 14, 2026. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated. The required waiting period under the HSR Act applicable to the Offer and the consummation of the Merger expired at 11:59 p.m., Eastern Time, on October 29, 2026, and there is no voluntary agreement between Viatris, on the one hand, and the FTC or the Antitrust Division, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger. Accordingly, the Regulatory Condition has been satisfied.
At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or modify or terminate existing relationships and contractual rights, or imposing a restriction, requirement or limitation on the operation of the business. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11—“The Transaction Agreements—The Merger Agreement—Reasonable Best Efforts” and Section 15—“Conditions to the Offer.”
Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Pacira and Viatris are engaged, Viatris and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.
Appraisal Rights. No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders or beneficial owners of Shares who hold or own such Shares on the date of the making of the demand for appraisal and continuously through the Effective Time: (i) do not tender their Shares in the Offer (or, if tendered, properly and validly withdraw such Shares prior to the Offer Acceptance Time); (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provides an address at which such beneficial owner consents to receive notices given by the Surviving

Corporation and to be set forth on the verified list to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest (unless the Delaware Court in its discretion determines otherwise for good cause shown), if any, on the amount determined to be the fair value. This value may be the same, more or less than the price that Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.
The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a holder or beneficial owner of Shares to exercise appraisal rights in connection with the Merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.
Pursuant to Section 262 of the DGCL, where a merger is approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Pacira to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
As described more fully in the Schedule 14D-9, if a Pacira stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder or beneficial owner must do all of the following:
•
within the later of the consummation of the Offer, which will occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9, properly deliver to Pacira at the address indicated in the Schedule 14D-9, an effective demand in writing for appraisal of such Shares, which demand must reasonably inform Pacira of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such Shares in the Offer (or if already tendered, properly and validly withdraw such Shares prior to the Offer Acceptance Time);
•	continuously hold of record or beneficially own such Shares from the date on which the written demand for appraisal is made through the Effective Time;
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter;
•
unless Pacira or another holder or beneficial owner of Shares (or any other person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights has done so, file a petition in the Delaware Court demanding a determination of the fair value of the Shares entitled to appraisal within 120 days after the Effective Time. Pacira is under no obligation to file any petition and has no intention of doing so; and

•
in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Register in Chancery in the Delaware Court.
The foregoing summary of the appraisal rights of Pacira stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by Pacira stockholders or beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. If any holder or beneficial owner of Shares has failed to perfect or has effectively withdrawn or lost such holder’s or beneficial owner’s right to appraisal and payment under the DGCL, such holder’s or beneficial owner’s Shares will be deemed to have been converted as of the Effective Time into the right to receive the Offer Price. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.
“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by us. Purchaser believes that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) Purchaser was not, at the time the Merger Agreement was executed, and is not, an affiliate of Pacira for purposes of the Exchange Act, (ii) Purchaser anticipates that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer) and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.
Litigation. To the knowledge of Viatris and Purchaser, as of October 29, 2026, there is no pending litigation against Viatris, Purchaser or Pacira in connection with the Merger or the Offer.
Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Pacira stockholders. As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Viatris, Purchaser and Pacira will take all necessary action to cause the Merger to become effective without a meeting of Pacira stockholders in accordance with Section 251(h) of the DGCL.
17.	Fees and Expenses.
Viatris and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and Equiniti Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Viatris nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
18.	Miscellaneous.
The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or to make any representation on behalf of Viatris or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Viatris, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.
Viatris and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Pacira has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Pacira Board Recommendation and the reasons for such Pacira Board Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Viatris and Purchaser.”

Peach Purchaser Sub Inc.

October 30, 2026

SCHEDULE I — INFORMATION RELATING TO VIATRIS AND PURCHASER
Viatris
The following table sets forth information about Viatris’ directors and executive officers as of October 29, 2026. The current business address of each person is c/o Viatris Inc., 1000 Mylan Boulevard, Canonsburg, PA 15317, and the business telephone number is (724) 514-1800.

Name	Citizenship	Position at Viatris
W. Don Cornwell	United States	Director; Member, Audit Committee; Member, Compliance and Risk Oversight Committee; Member, Governance and Sustainability Committee
Frank D’Amelio	United States	Director; Chair, Compensation Committee; Member, Finance Committee
JoEllen Lyons Dillon	United States	Director; Member, Audit Committee; Member, Compensation Committee; Member, Executive Committee; Chair, Governance and Sustainability Committee
Elisha Finney	United States	Director; Member, Audit Committee; Member, Finance Committee
Leo Groothuis	Netherlands	Director; Member, Compliance and Risk Oversight Committee; Member, Executive Committee; Member, Governance and Sustainability Committee
Melina Higgins	United States	Chair, Board; Director; Chair, Executive Committee; Chair, Finance Committee
James M. Kilts	United States	Director; Member, Compensation Committee; Member, Finance Committee
Richard A. Mark	United States	Director; Chair, Audit Committee; Member, Finance Committee; Member, Compliance and Risk Oversight Committee; Member, Executive Committee
Mark W. Parrish	United States	Vice Chair, Board; Director; Chair, Compliance and Risk Oversight Committee; Member, Executive Committee; Member, Governance and Sustainability Committee; Member, Science and Technology Committee
Michael Severino	United States	Director; Chair, Science and Technology Committee; Member, Audit Committee
David Simmons	United States	Director; Member, Compensation Committee; Member, Science and Technology Committee
Scott A. Smith	Canada	Chief Executive Officer; Director; Member, Science and Technology Committee
Rogério Vivaldi Coelho	Brazil; United States	Director; Member, Compliance and Risk Oversight Committee; Member, Science and Technology Committee
Paul Campbell	United States	Interim Chief Financial Officer, Chief Accounting Officer & Corporate Controller
Andrew Enrietti	United States	Chief Administrative and Transformation Officer
Corinne Le Goff	France; United States	Chief Commercial Officer
Matthew Maletta	United States	Chief Legal Officer

Executive Officers and Directors of Viatris
W. DON CORNWELL
Mr. Cornwell has served on the Viatris Board since November 2020. Mr. Cornwell served as Chairman and Chief Executive Officer of Granite Broadcasting Corporation, which he founded, from 1988 until 2009, and as Vice Chair in 2009. Prior to founding Granite Broadcasting, Mr. Cornwell joined Goldman, Sachs & Co. in 1971, where he served as Vice President, Investment Banking from 1976 to 1988 and as Chief Operating Officer of the Corporate

Finance Department from 1980 to 1988. Mr. Cornwell served on the board of directors of American International Group, Inc. from 2011 to 2024, most recently as a member of the Audit and Nominating and Corporate Governance Committees; Natura & Co Holding S.A. from 2020 to 2023; Avon Products, Inc. from 2002 until its acquisition by Natura in 2020, including as Lead Independent Director; and Pfizer Inc. (“Pfizer”) from 1997 to 2020, most recently as Chair of the Regulatory and Compliance Committee and a member of the Governance and Sustainability Committee. Mr. Cornwell also serves as Vice Chairman and Lead Director of the board of directors of Blue Meridian Partners, a partnership of philanthropists that invests in strategies to impact social problems confronting young people and families in poverty, on the Board of Trustees of Occidental College, and in an advisory capacity to Orca Biosystems, Inc., a private biotechnology company.
FRANK D’AMELIO
Mr. D’Amelio has served on the Viatris Board since May 2025. Mr. D’Amelio has served on the board of directors of Humana Inc. since 2003, where he chairs the Audit Committee and serves on the Nominating, Governance & Sustainability Committee; Zoetis Inc. since 2012, where he chairs the Human Resources Committee and serves on the Audit Committee; and Hewlett Packard Enterprise Company since 2023, where he chairs the Integration Committee and serves on the Audit and Finance and Investment Committees. He also serves on the boards of directors of EntityRisk, Inc. and Sail Biomedicines, Inc., and as a Director of the Michael J. Fox Foundation for Parkinson’s Research. Since 2025, Mr. D’Amelio has served as a Strategic Advisor to Formation Bio, and from 2023 to 2024 he served as CFO-in-residence and independent advisor to the Deloitte & Touche LLP CFO Program. Mr. D’Amelio served on the board of directors of Catalent Inc. from 2023 to 2024. From 2007 to 2022, Mr. D’Amelio held management roles of increasing responsibility at Pfizer, most recently serving as Executive Vice President and Chief Financial Officer from 2020 to 2022, and previously as Executive Vice President, Global Supply and Business Operations, among other roles. Prior to joining Pfizer, Mr. D’Amelio served as Senior Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from 2006 to 2007 and held management roles of increasing responsibility at Lucent Technologies Inc. from 2001 to 2006, including Chief Operating Officer and Executive Vice President, Administration and Chief Financial Officer.
JOELLEN LYONS DILLON
Ms. Dillon has served on the Viatris Board since November 2020. From 2013 to 2017, Ms. Dillon served as Chief Legal Officer and Corporate Secretary of The ExOne Company, a global provider of three-dimensional printing machines and printed products, materials, and other services, and from 2014 to 2017 also served as its Executive Vice President, Strategic Developments and Capital Markets. In those roles, she held responsibilities for, among other things, capital markets development, corporate strategic planning, human resources, global compliance, investor relations, and international business development within Europe and Asia. Previously, Ms. Dillon had an almost 25-year legal career in corporate mergers and acquisitions and securities, including as a Partner with Reed Smith LLP, from 2002 to 2011, and with Buchanan Ingersoll & Rooney PC, which she joined in 1988 and where she was a Partner from 1997 to 2002. Ms. Dillon served on the board of directors of World Wrestling Entertainment, Inc. (now known as World Wrestling, LLC) from 2022 to 2023, and on the board of directors of Mylan N.V. (“Mylan”) from 2014 to 2020, most recently as Chair of the Compensation and Governance and Nominating Committees and a member of the Audit, Compliance, and Executive Committees. Ms. Dillon also serves as a Trustee of the S. K. Rockwell Conservation Fund, a non-profit corporation established to preserve and enhance environmental resources.
ELISHA FINNEY
Ms. Finney has served on the Viatris Board since December 2022. Ms. Finney has served on the board of directors of Mettler-Toledo International Inc. since 2017, where she chairs the Audit Committee, and ICU Medical, Inc. since 2016, where she chairs the Nominating and Governance Committee and serves on the Audit and Compliance Committee. Ms. Finney previously served on the boards of directors of NanoString Technologies, Inc. from 2017 to 2024, where she chaired the Audit Committee; iRobot Corporation from 2017 to 2021, where she served on the Audit and Compensation and Talent Committees; Cutera, Inc. from 2017 to 2019; Altera Corporation from 2011 until its acquisition by Intel Corporation in 2015; and Thoratec Corporation from 2007 to 2013. Ms. Finney joined Varian Medical Systems, Inc. in 1988 and served as its Chief Financial Officer from April 1999 to May 2017 and as Executive Vice President from 2012 to 2017, and previously as Senior Vice President and Vice President of Finance, where she oversaw corporate accounting, corporate communications and investor relations, internal audit, risk management, tax and treasury, and corporate information systems.

LEO GROOTHUIS
Mr. Groothuis has served on the Viatris Board since 2023. Since 2022, Mr. Groothuis has served as General Counsel of HAL Holding N.V., a public international investment company listed on the Amsterdam stock exchange. Since 2025, he has served as a non-executive Director of Koppert Group B.V., a private company that provides natural solutions to cultivate healthier and safer agricultural crops. Mr. Groothuis also serves as a Director of Stichting Continuiteit IHC and B.V. Finance Continuiteit IHC, Dutch entities that together are the sole shareholders of Royal IHC, a private international shipbuilding company. Mr. Groothuis joined NautaDutilh, a law firm, in October 1996 and served as a Partner from 2006 to 2022, where he advised companies in Europe and the U.S. on corporate governance, capital markets, and M&A matters.
MELINA HIGGINS
Ms. Higgins has served on the Viatris Board since November 2020 and as Chair of the Viatris Board since December 2023. Ms. Higgins has served on the board of directors of Genworth Financial Inc. since 2013, as its non-executive Chair since 2021, and as a member of its Audit and Management Development & Compensation Committees. Since 2016, she has also served as a Director and non-executive Chair of the board of Antares Capital Management LLC, a private limited liability company that provides financing solutions for middle market, private equity-backed transactions. Ms. Higgins previously served on the board of directors of Mylan from 2013 to 2020, most recently as Chair of the Finance Committee and a member of the Audit, Compensation, and Executive Committees, and on the board of NextGen Acquisition Corp. II, a special purpose acquisition company, from March 2021 until its merger with Virgin Orbit in December 2021, where she chaired the Nominating and Corporate Governance Committee and served on the Audit and Compensation Committees. Ms. Higgins held senior roles of increasing responsibility at The Goldman Sachs Group, Inc., including Managing Director from 2001 to 2010 and Partner from 2002 to 2010, and served as a member of the Investment Committee of the Principal Investment Area, Head of the Americas for Private Debt, and co-Chairperson of the Investment Advisory Committee for GS Mezzanine Partners funds. Ms. Higgins is a member of the Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government.
JAMES M. KILTS
Mr. Kilts has served on the Viatris Board since November 2020. Mr. Kilts has been a founding Partner of Centerview Capital, a private equity firm, since 2006. He served as Special Advisor to the Board of Conyers Park III Acquisition Corp., a special purpose acquisition company, in 2023, and as its co-Chief Executive Officer from 2021 to 2023. Mr. Kilts has served as non-executive Chairman of Advantage Solutions Inc. since 2020, when it combined with Conyers Park II Acquisition Corp., and previously served as its Lead Director, and has served as Chairman of The Simply Good Foods Company since 2017, where he also serves on the Nominating and Corporate Governance Committee. Mr. Kilts previously served on the boards of directors of Unifi Inc. from 2016 to 2022; Pfizer from 2007 to 2020, most recently as a member of the Compensation Committee; MetLife, Inc. from 2005 to 2020, most recently as Chair of the Compensation Committee and a member of the Governance and Corporate Responsibility Committee; The Procter & Gamble Company from 2005 to 2006; Nielsen Holdings plc from 2006 to 2017, including as Chairman from 2011 to 2013; Nielsen Company B.V. as Chairman from 2009 to 2014; and MeadWestvaco Corporation from 2006 to 2014. He also served as Executive Chairman of Conyers Park II Acquisition Corp. from 2019 to 2020 and as Chairman of Conyers Park Acquisition Corporation from 2016 until its merger with The Simply Good Foods Company in 2017. Mr. Kilts served as Chairman and Chief Executive Officer of The Gillette Company from 2001 until its merger with The Procter & Gamble Company in 2005 and as its President from 2003 to 2005, and as President and Chief Executive Officer of Nabisco Group Holdings Corporation from 1998 until its acquisition by The Philip Morris Companies in 2000.
RICHARD A. MARK C.P.A.
Mr. Mark has served on the Viatris Board since November 2020. Mr. Mark serves on the boards of directors of six funds and business development companies in the Goldman Sachs Fund Complex, chairing each of their Audit Committees: Goldman Sachs BDC, Inc. (since 2020), Goldman Sachs Private Credit Corp. (since 2022), Goldman Sachs Private Middle Market Credit II LLC (since 2025), West Bay BDC LLC (since 2025), Phillip Street Middle Market Lending Fund LLC (since 2026) and Silver Capital Holdings LLC (since 2026). He previously served on the boards of directors of Goldman Sachs Middle Market Lending Corp. from 2016 until its merger with Goldman Sachs BDC, Inc. in 2020 and Goldman Sachs Middle Market Lending Corp. II from 2020 until its merger with Goldman Sachs Private Credit Corp. in 2025, chairing each of their Audit Committees. Mr. Mark served on the board of directors of Mylan from 2019 to 2020, most recently as a member of the Audit and Finance Committees, and as Chairman of Katy Industries, Inc. from 2015 to 2016. Mr. Mark was a Partner with Deloitte & Touche LLP from 2002 to 2015, and prior to that held various positions with Arthur Andersen & Co. from 1977 to 2002, including Audit Partner. He also served as a Director of Northwestern Memorial Healthcare from 2014 to 2015 and of Cadence Health from 1993 until its merger with Northwestern in 2014. Mr. Mark serves as a Director and Chair of the Finance Committee of Home Centered Care Institute, a not-for-profit corporation that promotes access to home-based primary care for medically complex patients, and is a former Director of Almost Home Kids, a not-for-profit corporation affiliated with Lurie Children’s Hospital of Chicago.
MARK W. PARRISH
Mr. Parrish has served on the Viatris Board since November 2020 and serves as Vice Chair of the Viatris Board. Mr. Parrish is a former Senior Advisor to Frazier Healthcare Ventures, a healthcare-oriented growth equity firm. He served as Executive Vice Chairman of TridentUSA Health Services, a provider of mobile X-ray and laboratory services to the long-term care industry, from 2018 to 2019, as its Chief Executive Officer from 2008 to 2018 and as its Executive Chairman from 2008 to 2013. In February 2019, TridentUSA filed for protection under Chapter 11 of the U.S. Bankruptcy Code and emerged from bankruptcy in September 2019. From 1993 to 2007, Mr. Parrish held management roles of increasing responsibility with Cardinal Health Inc. and its affiliates, including Chief Executive Officer, Healthcare Supply Chain Services, from 2006 to 2007. Mr. Parrish has served on the board of directors of Omnicell, Inc. since 2013, where he serves on the Audit and Compensation Committees, and on the board of Safecor Health, LLC, a private company that provides unit dose drug packaging services to hospitals and long-term care facilities, since 2022, including as Executive Chair since 2025. Mr. Parrish previously served on the board of directors of Mylan from 2009 to 2020, most recently as Lead Independent Director and Vice Chairman, Chair of the Compliance Committee and a member of the Audit, Executive, Governance and Nominating, and Risk Oversight Committees, and on the boards of Comprehensive Pharmacy Services from 2019 to 2023, Golden State Medical Supply from 2014 until its acquisition by Court Square in 2019 and Silvergate Pharmaceuticals from 2013 to 2019. From 2008 to 2025, Mr. Parrish served as President and Chief Executive Officer of the International Federation of Pharmaceutical Wholesalers, an association of pharmaceutical wholesalers and pharmaceutical supply chain service companies.
MICHAEL SEVERINO
Dr. Severino has served on the Viatris Board since May 2025. Since July 2026, Mr. Severino has served as Chief Executive Officer and Director of Sarepta Therapeutics, Inc., a global biotechnology company. From 2022 to 2026, Dr. Severino served as Chief Executive Officer and a Director of Tessera Therapeutics, Inc., a private biotechnology company focused on genome engineering, and as CEO-Partner of Flagship Pioneering, Inc., a life sciences venture capital company. Dr. Severino has also served on the board of directors of Avantor, Inc. since 2020, where he chairs the Compensation and Human Resources Committee and serves on the Science and Technology Committee, and on the board of directors of Montai Therapeutics, Inc. since 2023. From 2023 to August 2026, Mr. Severino also served on the board of directors of Quotient Therapeutics, Inc. From 2014 to 2022, Dr. Severino held management roles of increasing responsibility at AbbVie Inc., including Vice Chairman and President from 2018 to 2022, and Executive Vice President, Research & Development and Chief Scientific Officer. From 2004 to 2014, he held management roles of increasing responsibility at Amgen Inc., including Senior Vice President, Global Development, and Chief Medical Officer from 2012 to 2014. Dr. Severino is a former Trustee of The Field Museum of Natural History.
DAVID SIMMONS
Mr. Simmons has served on the Viatris Board since August 2025. Since 2023, Mr. Simmons has served as Chief Executive Officer of Caliber Holdings Corporation, a private multi-site operator of auto body collision repair centers, and since 2012 he has served as a Senior Advisor to Abingworth LLP, a life sciences venture capital firm. Mr. Simmons has served on the board of directors of Cordis since 2022. From 2022 to 2023, Mr. Simmons served as Operating Partner of Hellman & Friedman, LLC, a private equity firm. From 2012 to 2022, he served as Chairman and Chief Executive Officer of PPD, Inc., a global contract pharmaceutical research organization acquired by Thermo Fisher Scientific Inc. in 2021. Mr. Simmons previously served as Chairman of Launch Therapeutics, Inc. from 2022 to 2025 and on the boards of directors of Medline Industries, Inc. from 2022 to 2024, Curia Global, Inc. from 2018 to 2020, and Owens & Minor, Inc. from 2013 to 2018. From 1996 to 2012, Mr. Simmons held management roles of increasing responsibility at Pfizer, most recently as President and General Manager, Emerging Markets and Established Products. Mr. Simmons also serves as a Trustee of the David and Melissa Simmons Family Foundation and The Linsly School.
SCOTT A. SMITH
Mr. Smith has served as Viatris’ Chief Executive Officer since April 1, 2023 and on the Viatris Board since 2022. His responsibilities include leading the daily management and the overall performance of Viatris and executing on the strategies developed in collaboration with the Viatris Board, among other responsibilities. Mr. Smith has also served on the board of directors of BioAtla, Inc., a global biotechnology company, since 2020, and served as its President from 2018 to 2023. Mr. Smith previously served on the boards of directors of Apexigen, Inc. from 2019 until its acquisition by Pyxis Oncology, Inc. in 2023; Titan Pharmaceuticals, Inc. from 2017 to 2020; Triumvira Immunologics, Inc. from 2018 to 2023, where he served as Chairman; Refuge Biotechnologies, Inc. from 2018 to 2022; and F-star Therapeutics, Inc. from 2018 to 2020, where he served as Chairman. From 2008 to 2018, Mr. Smith served as an executive at Celgene Corporation, a global biopharmaceutical company, rising from Senior Vice President and Global Head of Immunology to President of Inflammation and Immunology and, beginning in 2017, President and Chief Operating Officer.
ROGÉRIO VIVALDI COELHO
Dr. Vivaldi has served on the Viatris Board since June 2024. Since 2024, Dr. Vivaldi has served as Founder and Chief Executive Officer of Vivaldi Rare, a provider of pharma and biotech consulting services. Dr. Vivaldi served on the board of directors of Crinetics Pharmaceuticals, Inc. from 2022 until its acquisition by Vertex Pharmaceuticals Incorporated in September 2026. Dr. Vivaldi served as President and Chief Executive Officer and as a Director of Sigilon Therapeutics, Inc., a diabetes cell therapy company, from 2018 until its acquisition by Eli Lilly and Company in 2023. From 2016 until its acquisition by Sanofi in 2018, Dr. Vivaldi served as Executive Vice President and Chief Global Therapeutics Officer of Bioverativ Inc., a biopharmaceutical company focused on therapies for hemophilia and other rare blood disorders. He previously served as Executive Vice President and Chief Commercial Officer of Spark Therapeutics, Inc., a gene therapy company, from 2014 to 2016, and as Chief Executive Officer and a Director of Minerva Neurosciences, Inc., a clinical-stage biopharmaceutical company, from 2013 to 2014. Earlier in his career, Dr. Vivaldi held positions of increasing responsibility at Genzyme Corporation, including President of its rare disease business and its renal and endocrine group and Senior Vice President and General Manager of its Latin America Group.
PAUL CAMPBELL
Mr. Campbell has served as Viatris’ Interim Chief Financial Officer since May 8, 2026 and Chief Accounting Officer and Corporate Controller since November 16, 2020. He is responsible for oversight of the day-to-day operations of the accounting and finance functions of Viatris, including planning, implementing, and managing Viatris’ finance and accounting activities. Prior to November 2020, Mr. Campbell was Mylan’s Chief Accounting Officer, Senior Vice President and Controller. Before his appointment as Chief Accounting Officer in November 2015, Mr. Campbell served as Mylan’s Senior Vice President and Controller beginning in May 2015, with responsibility for overseeing the company’s accounting and financial operations and reporting, and he previously held roles of increasing responsibility at Mylan since 2002.
ANDREW ENRIETTI
Mr. Enrietti has served as Viatris’ Chief Administrative and Transformation Officer since August 15, 2025. His responsibilities include oversight of Viatris’ Human Relations, Corporate Affairs, IT, Information Security, Business Transformation and Corporate Services. From November 16, 2020 through August 14, 2025, Mr. Enrietti served as Viatris’ Chief People Officer where he led the strategy and execution of HR, global workplaces and real estate. Prior to joining Viatris, he served as Mylan’s Head of Global Total Rewards & HR M&A, with responsibilities that included the design, development and implementation of the company’s global executive and broad-based compensation and equity programs, employee benefit programs and oversight of benefit activities related to corporate M&A and divestitures.
CORINNE LE GOFF
Dr. Le Goff has served as Viatris’ Chief Commercial Officer since April 15, 2024. Her responsibilities include oversight of Viatris’ global commercial organization, including the Developed Markets, Emerging Markets, JANZ and Greater China segments, and Viatris’ Global Commercial functions, including Global Strategic Marketing,

Global Market Access and Value, Global Commercial Insights & Analytics, and Global Commercial Development. Prior to joining Viatris, Dr. Le Goff held roles at biotechnology companies, most recently as President, Chief Executive Officer, and Director of Imunon, Inc. (“Imunon”), a clinical stage biotechnology company, from July 2022 until March 2024, where she led an organizational turnaround and rebranding effort (Imunon was known as Celsion Corporation until September 2022). Prior to Imunon, she was Chief Commercial Officer of Moderna, Inc. from January 2021 through January 2022 and served in various roles at Amgen Inc. from June 2015 to January 2021, including President of the U.S. business from March 2019 to January 2021, Senior Vice President of Global Product Strategy and Commercial Innovation from June 2018 to March 2019, and President of the Europe Region from June 2015 to May 2018. Dr. Le Goff also held various positions within the Roche Group, a publicly traded Swiss multinational healthcare company, including as President of Roche’s French affiliate from May 2012 to May 2015 and Senior Vice President Global Neuroscience and Rare Diseases Business Unit from 2011 to May 2012. Dr. Le Goff served on the board of directors of Longboard Pharmaceuticals Inc., a clinical-stage biopharmaceutical company from March 2021 until December 2024 when the company was acquired by H. Lundbeck A/S, most recently serving on that company’s Audit and Nominating and Corporate Governance Committees, and previously served on the boards of directors of EuroAPI S.A., which develops, manufactures, markets and distributes APIs and intermediates used in the formulation of medicines for human and veterinary use, from April 2022 to January 2023, Acticor Biotech SAS, a clinical stage biopharmaceutical company, from May 2022 to December 2023, and CFAO Group, a trading company, from October 2014 to October 2020.
MATTHEW MALETTA
Mr. Maletta has served as Viatris’ Chief Legal Officer since February 9, 2026. His responsibilities include oversight of Viatris’ global legal organization, including securities, global contracts, labor and employment, global regulatory, business development, litigation, and intellectual property, and, together with the Compliance and Risk Oversight Committee, overseeing Viatris’ compliance function, among other areas. Prior to joining Viatris, Mr. Maletta served as Par Health Inc.’s (a company spun-off from Mallinckrodt plc following its merger with Endo, Inc.) Chief Legal Officer and Corporate Secretary from August 2025 to January 2026, where he had global responsibility for all legal matters and led that company’s government affairs function. From May 2015 to August 2025, Mr. Maletta served as Executive Vice President and Chief Legal Officer of Endo International plc and its successor Endo, Inc. (collectively, “Endo”) and concurrently served as Corporate Secretary for Endo from June 2020 to August 2025. From 2002 to 2015, Mr. Maletta worked for Allergan Inc., rising to Vice President, Associate General Counsel and Corporate Secretary. In that role, he provided legal support for major transactions, public company compliance and corporate governance, while also supporting business units and corporate functions.
Purchaser
The following table sets forth information about Purchaser’s directors and executive officers as of October 29, 2026. The current business address of each person is c/o Viatris Inc., 1000 Mylan Boulevard, Canonsburg, PA 15317, and the business telephone number is (724) 514-1800.

Name	Citizenship	Position at Purchaser
Michael Rainerman	United States	Director; President
John Miraglia	United States	Director; Treasurer; Secretary

Executive Officers and Directors of Purchaser
MICHAEL RAINERMAN
Mr. Rainerman has served as Head of Global Tax at Viatris since September 2023. Since October 2026, Mr. Rainerman has served as a director and as President of Purchaser. From November 2021 to August 2023, Mr. Rainerman served as Senior Director, Global Tax Audits, Controversy and Transfer Pricing and Associate General Tax Counsel of Honeywell Technologies. From June 2006 to November 2021, Mr. Rainerman served as Senior Director, Global Tax Strategy and Planning and Associate General Tax Counsel of Honeywell Technologies.
JOHN MIRAGLIA
Mr. Miraglia has served as Head of Global Treasury and Treasurer at Viatris since November 2020. Since October 2026, Mr. Miraglia has served as a director and as Treasurer and Secretary of Purchaser.

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:

If delivering by hand, express mail, courier or other expedited service:	If delivering by mail:

Equiniti Trust Company, LLC Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120	Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
500 Fifth Avenue, 21st Floor
New York, NY 10110
Stockholders may call:
(866) 239-1760 (toll-free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)
Banks and Brokers may call collect: (212) 750-5833